UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2012

SOUTHERN STAR CENTRAL CORP.
_____

(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4700 Highway 56, Owensboro, KY 42301	42301
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (270) 852-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On July 3, 2012, Southern Star Central Corp. (the "Company") entered into a $65,000,000 four-year revolving credit agreement (the "Credit Agreement") among several banks and other financial institutions or entities from time to time party to the Credit Agreement (the "Lenders"), and Royal Bank of Canada, as administrative agent (the "Administrative Agent"), pursuant to which the Lenders agree to make revolving credit loans (the "Revolving Loans") to the Company which may be used to finance the working capital needs, capital expenditures, certain investments, share purchases, dividends and other general purposes of the Company and its subsidiaries. The facility may be increased to a total in aggregate commitments of $100,000,000 upon mutual agreement by the Company and one or more Lenders. Letters of credit ("Letters of Credit") may be issued under the Credit Agreement as described below. Certain terms and conditions not defined below are defined in the Credit Agreement attached as Exhibit 10.1 and incorporated herein by reference.

Letters of Credit: The Credit Agreement provides for the issuance of Letters of Credit by the Administrative Agent or one or more other Lenders in an aggregate amount not to exceed $10,000,000 of the total facility.

Interest Rates and Fees: Borrowings under the Credit Agreement bear interest at a rate per annum equal to, at the Company's option, either (a) an alternate base rate or (b) a rate based on the rates applicable for deposits in the interbank market for U.S. Dollars or the applicable currency in which the loans are made (the "Adjusted LIBO Rate") plus an applicable margin. The applicable margin for each Revolving Loan will be adjusted by reference to a grid based on the Company's then current unsecured debt ratings. Additionally, the Company will pay a commitment fee, calculated at a rate per annum determined in accordance with a commitment fee grid (the "Commitment Fee Grid"), on the average daily unused amount of the facility, payable quarterly in arrears, and certain fees with respect to Letters of Credit. The Commitment Fee Grid sets forth the applicable rates based on tiered levels of such unused amount, as further set forth in the Credit Agreement.

Optional Prepayments and Commitment Reductions: Revolving Loans under the Credit Agreement may be prepaid and commitments may be terminated or reduced by the Company without premium or penalty (other than customary breakage costs).

Pledge of shares in OpCo and any other restricted subsidiaries: In connection with the Credit Agreement, and pursuant to a pledge agreement dated as of July 3, 2012 (the "Pledge Agreement"), among the Company, Southern Star Central Gas Pipeline, Inc. ("OpCo") and the Administrative Agent (attached hereto as Exhibit 10.2), the Company has pledged as collateral its equity interests in OpCo and any future Restricted Subsidiary (as defined in the Credit Agreement).

Restrictive Covenants and Other Matters: The Credit Agreement contains negative covenants that, subject to significant exceptions, limit the ability of the Company and its Restricted Subsidiaries to, among other things, (i) incur debt, (ii) engage in new lines of business, (iii) incur liens, (iv) engage in mergers, consolidations, liquidations and dissolutions, (v) dispose of substantially all of the assets of the Company and its subsidiaries, (vi) make investments, loans, advances, guarantees and acquisitions, (vii) make certain restricted payments and (viii) enter into transactions with affiliates. The Company must also comply on a quarterly basis with (a) a maximum Consolidated Capitalization Ratio of the Company of 0.65 to 1.0, (b) a maximum OpCo Capitalization Ratio of 0.50 to 1.0, and (c) a minimum Fixed Charge Coverage Ratio of 2.50 to 1.0, in each case measured with respect to the previous four consecutive fiscal quarters of the Company (or, if less, the number of full fiscal quarters subsequent to July 3, 2012).

Events of Default: The Credit Agreement contains events of default that are customary for a facility of this nature, including (subject in certain cases to grace periods and thresholds) (i) nonpayment of principal, (ii) nonpayment of interest, fees or other amounts, (iii) material inaccuracy of representations and warranties, (iv) violation of covenants, (v) cross-default to other material indebtedness, (vi) guarantees ceasing to be in full force or effect, (vii) bankruptcy or insolvency events, (viii) certain events arising under the Employee Income Retirement Security Act of 1974, as amended, (ix) material judgments and (x) a change of control as specified in the Credit Agreement. If an event of default occurs, the commitments of the Lenders to lend under the Facility may be terminated and the maturity of the amounts owed may be accelerated.

This summary does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement and the Pledge Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is hereby incorporated in this Item 2.03 by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit	Description
10.1	Revolving Credit Agreement, dated as of July 3, 2012, among Southern Star Central Corp., the lenders listed therein and Royal Bank of Canada, as Administrative Agent.
10.2	Pledge Agreement, dated as of July 3, 2012, among Southern Star Central Corp., Southern Star Central Gas Pipeline, Inc. and Royal Bank of Canada, as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: July 6, 2012

/s/ Susanne W. Harris
Susanne W. Harris
Chief Financial Officer and Treasurer

Exhibit	Description
10.1	Credit Agreement, dated as of July 3, 2012, among Southern Star Central Corp., the lenders listed therein and Royal Bank of Canada, as Administrative Agent.
10.2	Pledge Agreement, dated as of July 3, 2012, among Southern Star Central Corp., Southern Star Central Gas Pipeline, Inc. and Royal Bank of Canada, as Administrative Agent.

EXHIBIT 10.1

EXECUTION VERSION

$65,000,000

REVOLVING CREDIT AGREEMENT

among

SOUTHERN STAR CENTRAL CORP.,

as Borrower,

The Several Lenders from Time to Time Parties Hereto,

and

ROYAL BANK OF CANADA,

as Administrative Agent

Dated as of July 3, 2012

RBC CAPITAL MARKETS and U.S. BANK, NATIONAL ASSOCIATION,

as Joint Lead Arrangers and Joint Bookrunners

U.S. BANK, NATIONAL ASSOCIATION, as Syndication Agent

TABLE OF CONTENTS

Page

SCHEDULES:

1.1A	Commitments
4.4	Consents, Authorizations, Filings and Notices
4.15	Subsidiaries
4.19(a)	UCC Filing Jurisdictions
7.2(d)	Existing Indebtedness
7.3(f)	Existing Liens
7.9	Transactions with Affiliates

EXHIBITS:

A	Form of Pledge Agreement
B	Form of Compliance Certificate
C	Form of Closing Certificate
D	Form of Assignment and Assumption
E	Form of Legal Opinion of Bingham McCutchen LLP
F	Form of U.S. Tax Compliance Certificate
G	Form of New Lender Supplement
H	Form of Increased Facility Activation Notice

REVOLVING CREDIT AGREEMENT (this "Agreement"), dated as of July 3, 2012, among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent.

The parties hereto hereby agree as follows:

SECTION 1.   DEFINITIONS

1.1   Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

"ABR": for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Eurodollar Rate that would be calculated as of such day (or, if such day is not a Business Day, as of the next preceding Business Day) in respect of a proposed Eurodollar Loan with a one-month Interest Period plus 1.0%. Any change in the ABR due to a change in the Prime Rate, the Federal Funds Effective Rate or such Eurodollar Rate shall be effective as of the opening of business on the day of such change in the Prime Rate, the Federal Funds Effective Rate or such Eurodollar Rate, respectively.

"ABR Loans": Loans the rate of interest applicable to which is based upon the ABR.

"Administrative Agent": Royal Bank of Canada, together with its affiliates, as the arranger of the Commitments and as the administrative agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.

"Affiliate": as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

"Agents": the collective reference to the Administrative Agent and any other agent identified on the cover page of this Agreement.

"Aggregate Exposure": with respect to any Lender at any time, an amount equal to (a) until the Closing Date, the aggregate amount of such Lender's Commitments at such time and (b) thereafter, the amount of such Lender's Revolving Commitment then in effect or, if the Revolving Commitments have been terminated, the amount of such Lender's Revolving Extensions of Credit then outstanding.

"Aggregate Exposure Percentage": with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender's Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.

"Agreement": as defined in the preamble hereto.

"Applicable Margin": for ABR Loans, 1.00% and for Eurodollar Loans, 2.00%, provided, that on and after the first Pricing Grid Adjustment Date occurring after the completion of the first full fiscal quarter of the Borrower after the Closing Date, the Applicable Margin with respect to

Revolving Loans, will be determined pursuant to the Applicable Pricing Grid based on the ratings by Moody's and S&P assigned to the Senior Notes;

"Applicable Pricing Grid": the table set forth below:

Unsecured Debt Rating (Moody's/S&P)	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans
Baa2/BBB or better	1.50%	0.50%
Baa3/BBB-	1.75%	0.75%
Ba1/BB+	2.00%	1.00%
Ba2/BB	2.25%	1.25%
Less than Ba2/BB	2.75%	1.75%

For the purposes of the Applicable Pricing Grid, changes in the Applicable Margin resulting from changes in the Senior Notes' ratings shall become effective on the date (the "Pricing Grid Adjustment Date") that is one Business Day after an announcement or press release publicizing such change in the Senior Notes' ratings is made or released and shall remain in effect until the next change to be effected pursuant to this paragraph. Additionally, for purposes of determining the Applicable Margin, (i) if there is a rating differential of one level between the ratings of Moody's and S&P, the higher rating shall be deemed to be in effect and (ii) if there is a rating differential of two or more levels between the ratings of Moody's and S&P, the lower rating shall be deemed to be in effect.

"Application": an application, in such form as the Issuing Lender may specify from time to time, requesting the Issuing Lender to open a Letter of Credit.

"Approved Fund": as defined in Section 10.6(b).

"Arrangers": the Joint Lead Arrangers and Joint Bookrunners identified on the cover page of this Agreement.

 "Assignee": as defined in Section 10.6(b).

"Assignment and Assumption": an Assignment and Assumption, substantially in the form of Exhibit D.

"Available Cash Flow": for any period, Consolidated EBITDA of the Borrower and its Restricted Subsidiaries minus the sum of the following, each determined for such period on a consolidated basis:

(i) cash taxes paid by the Borrower and its Restricted Subsidiaries; plus

(ii) cash interest expense paid by the Borrower and its Restricted Subsidiaries whether or not capitalized (including, without limitation, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Swap Agreements); plus

(iii) Capital Expenditures of the Borrower and its Restricted Subsidiaries (except to the extent financed by the incurrence of Indebtedness); plus

(iv) the aggregate principal amount of long-term Indebtedness repaid by the Borrower and its Restricted Subsidiaries and the repayment by the Borrower and any Restricted Subsidiary of any short-term Indebtedness that financed Capital Expenditures referred to in clause (iii) above, excluding any such repayments (x) under working capital facilities (except to the extent that such Indebtedness so repaid was incurred to finance Capital Expenditures as described in clause (iii) above) and (y) through a refinancing involving the incurrence of new long-term Indebtedness.

"Available Revolving Commitment": as to any Revolving Lender at any time, an amount equal to the excess, if any, of (a) such Lender's Revolving Commitment then in effect over (b) such Lender's Revolving Extensions of Credit then outstanding.

"Bankruptcy Event": with respect to any Person, such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

"Benefitted Lender": as defined in Section 10.7(a).

"Board": the Board of Governors of the Federal Reserve System of the United States (or any successor).

"Borrower": as defined in the preamble hereto.

"Borrowing Date": any Business Day specified by the Borrower as a date on which the Borrower requests the relevant Lenders to make Revolving Loans hereunder.

"Business": as defined in Section 4.17(b).

"Business Day": a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close, provided, that with respect to notices and determinations in connection with, and payments of principal and interest on, Eurodollar Loans, such day is also a day for trading by and between banks in Dollar deposits in the interbank eurodollar market.

"Calculation Date": as defined in the definition of Fixed Charge Coverage Ratio.

"Capital Expenditures": for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Restricted Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Restricted Subsidiaries.

"Capital Lease Obligations": as to any Person, at the time any determination is to be made, the amount of the liability as lessee in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock": any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

"Cash Equivalents": (a) United States dollars; (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition; (c) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500,000,000 and a Thomson Bank Watch Rating of "B" or better; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper having the highest rating obtainable from Moody's or S&P and in each case maturing within six months after the date of acquisition; and (f) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a)-(e) above.

"Closing Date": the date on which the conditions precedent set forth in Section 5.1 shall have been satisfied, which date is July 3, 2012.

"Code": the Internal Revenue Code of 1986, as amended.

"Collateral": all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

"Commitment": as to any Lender, the Revolving Commitment of such Lender.

"Commitment Fee Grid": the table set forth below:

Revolving Facility Utilization	Commitment Fee Rate
<33.3%	0.50%
≥33.3% and <66.6%	0.375%
≥66.6%	0.250%

For the purposes of the Commitment Fee Grid, changes in the Commitment Fee Rate resulting from changes in the Revolving Facility Utilization shall become effective on the date after such change becomes effective and shall remain in effect until the next change to be effected pursuant to this paragraph.

"Commitment Fee Rate": as determined pursuant to the Commitment Fee Grid.

"Compliance Certificate": a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.

"Connection Income Taxes": Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Consolidated Capitalization Ratio": for any period, the ratio of (a) Consolidated Total Debt for such period to (b) Consolidated Total Capitalization for such period.

"Consolidated EBITDA": for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of

(i) an amount equal to any extraordinary loss plus any net loss realized by the Borrower and its Restricted Subsidiaries in connection with an asset sale or asset disposition, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(ii) provision for taxes based on income or profits of the Borrower and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(iii) Fixed Charges of such Person; plus

(iv) depreciation, amortization (including amortization of intangibles but excluding amortization of other prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 "Goodwill and other Intangibles" but excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Borrower and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(v) all extraordinary, unusual or non-recurring items of gain or loss, or revenue or expense; provided, that the amounts referred to in this clause (v) shall not, in the aggregate, exceed $10,000,000 for any fiscal year of the Borrower; minus

(vi) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

Notwithstanding the foregoing, amounts in clauses (i), (ii), (iv) and (v) relating to any Restricted Subsidiary will be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Borrower by such Restricted Subsidiary without any prior governmental approval (that has not been obtained) and by operation of the terms of its charter and all judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

"Consolidated Net Income": with respect to the Borrower and its Restricted Subsidiaries for any period, the aggregate of the Net Income of the Borrower and it Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of an Unrestricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the Borrower or a Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) any unrealized non-cash gains or losses or charges in respect of Swap Agreements (including those resulting from the application of SFAS 133) will be excluded and (iv) the cumulative effect of a change in accounting principles after the Closing Date will be excluded.

"Consolidated Net Tangible Assets": with respect to the Borrower and its Restricted Subsidiaries at any date of determination, the aggregate amount of Total Assets included in the Borrower's most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (i) all current liabilities reflected in such balance sheet, and (ii) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

"Consolidated Net Worth": at any date, the total of the amounts shown on the consolidated balance sheet of the Borrower and it Restricted Subsidiaries determined in accordance with GAAP, as of the end of the Borrower and it Restricted Subsidiaries' most recent fiscal quarter for which internal financial statements are available prior to the taking of any action for the purpose of which the determination is being made, as the sum of (1) the par or stated value of all of the Borrower and its Restricted Subsidiaries' outstanding Capital Stock, (2) paid-in capital or capital surplus relating to such Capital Stock and (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Consolidated Total Capitalization": the sum of (i) Consolidated Total Debt and (ii) Consolidated Net Worth.

"Consolidated Total Debt": at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Restricted Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

"Continuing Directors": the directors of the Borrower on the Closing Date, after giving effect to the transactions contemplated hereby, and each other director, if, in each case, such other director represents the interests of at least one of the Sponsors (or such director is nominated for election by at least one of the Sponsors).

"Contractual Obligation": as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control Investment Affiliate": as to any Person, any other Person that (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies. For purposes of this definition, "control" of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Credit Party": the Administrative Agent, the Issuing Lender or any other Lender.

"Default": any of the events specified in Section 8, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied, including, in any event, a "Default" under and as defined in the Senior Note Indenture.

"Defaulting Lender": any Lender that (a) has failed, within two Business Days of the date required to be funded or paid, to (i) fund any portion of its Revolving Loans, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender's good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender's good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Revolving Loans and participations in then outstanding Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party's receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of a Bankruptcy Event.

"Disposition": with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms "Dispose" and "Disposed of" shall have correlative meanings.

"Disqualified Stock": any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Revolving Loans mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Borrower to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Borrower may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 7.6 hereof.

"Dollars" and "$": dollars in lawful currency of the United States.

"Environmental Laws": any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to, or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect.

"ERISA": the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate": any trade or business (whether or not incorporated) that, together with any Group Member, is treated as a single employer under Section 414 of the Code.

"ERISA Event": (a) the occurrence of any Reportable Event; (b) the failure of any Group Member or ERISA Affiliate to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan or any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Pension Plan, whether or not waived; (c) a determination that any Pension Plan is, or is reasonably expected to be, in "at risk" status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (d) the filing pursuant to Section 412 of the Code or Section 302 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (e) the occurrence of any event or condition which would reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or the incurrence by any Group Member or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any Pension Plan; (f) the receipt by any Group Member or any ERISA Affiliate from the PBGC or a Pension Plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan under Section 4042 of ERISA; (g) the failure by any Group Member or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan pursuant to Sections 431 or 432 of the Code; (h) the incurrence by any Group Member or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Pension Plan or Multiemployer Plan; (i) the receipt by any Group Member or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from a Group Member or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is reasonably expected to be, Insolvent, in Reorganization, in "endangered" or "critical" status (within the meaning of Section 432 of the Code or Section 305 of ERISA), or terminated (within the meaning of Section 4041A of ERISA); or (j) the failure by any Group Member or any of its ERISA Affiliates to pay when due (after expiration of any applicable grace period) any installment payment with respect to Withdrawal Liability under Section 4201 of ERISA.

"Eurocurrency Reserve Requirements": for any day as applied to a Eurodollar Loan, the aggregate (without duplication) of the maximum rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including basic, supplemental, marginal and emergency reserves) under any regulations of the Board or other Governmental Authority having jurisdiction with respect thereto dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board) maintained by a member bank of the Federal Reserve System.

"Eurodollar Base Rate":   (a) the rate of interest per annum, expressed on the basis of a year of 360 days, determined by the Administrative Agent, which is equal to the offered rate that appears on the page of the Reuters LIBOR01 screen (or any successor thereto providing comparable rate quotations as may be selected by the Administrative Agent) that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period, or (b) if the rates referenced in the preceding subsection (a) are not available, the rate per annum determined by the Administrative Agent as the rate of interest, expressed on a basis of 360 days at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Loan being made, continued or converted by the

Administrative Agent and with a term and amount comparable to such Interest Period and principal amount of such Eurodollar Loan as would be offered by the Administrative Agent's London Branch to major banks in the offshore Dollar market at their request at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period.

"Eurodollar Loans": Revolving Loans the rate of interest applicable to which is based upon the Eurodollar Rate.

"Eurodollar Rate": with respect to each day during each Interest Period pertaining to a Eurodollar Loan, a rate per annum determined for such day in accordance with the following formula:

$$\frac{\text{Eurodollar Base Rate}}{1.00 - \text{Eurocurrency Reserve Requirements}}$$

"Eurodollar Tranche": the collective reference to Eurodollar Loans under the Revolving Facility the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Revolving Loans shall originally have been made on the same day).

"Event of Default": any of the events specified in Section 8, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

"Excluded Taxes": any of the following Taxes imposed on or with respect to a Credit Party or required to be withheld or deducted from a payment to a Credit Party, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Credit Party being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Revolving Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Revolving Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.16), except to the extent that, pursuant to Section 2.13, amounts with respect to such Taxes were payable to such Lender's assignor immediately before such Lender acquired the applicable interest in the Revolving Loan or Commitment, (ii) a direct or indirect beneficial owner of Lender acquires an indirect beneficial interest in the Revolving Loan or Commitment through such Lender, except to the extent that, pursuant to Section 2.13, amounts with respect to such Taxes were payable to such Lender immediately before such beneficial owner acquired the applicable beneficial interest in the Revolving Loan or Commitment, or (iii) such Lender changes its lending office or its residence or place of organization, except to the extent that, pursuant to Section 2.13, amounts with respect to such Taxes were payable to such Lender immediately before it changed its lending office or its residence or place of organization, (c) Taxes attributable to such Credit Party's failure to comply with Section 2.13(f), (d) any U.S. Federal withholding Taxes imposed under FATCA and (e) any backup withholding Tax that is required by the Code to be withheld from amounts payable to a recipient that is a U.S. Person.

"FATCA": Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof.

"Federal Funds Effective Rate": for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank on the Business Day next succeeding such day; provided, that (a), if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

"Fee Payment Date": (a) the third Business Day following the last day of each March, June, September and December and (b) the last day of the Revolving Commitment Period.

"Fixed Charge Coverage Ratio": with respect to the Borrower and its Restricted Subsidiaries for any four-quarter reference period, the ratio of the Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for such period to the Fixed Charges of the Borrower and its Restricted Subsidiaries for such period. In the event that the Borrower or Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems any Disqualified Stock or preferred stock subsequent to the commencement of the applicable four-quarter reference period and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurs (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of proceeds therefrom, as if the same had occurred at the beginning of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(i)   acquisitions that have been made by the Borrower or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, subsequent to the commencement of the applicable four quarter reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of such period and Consolidated EBITDA for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act including any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer or chief accounting officer of the Borrower (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act of 1933 or any other regulation or policy of the SEC related thereto);

(ii)   the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(iii)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Borrower or any of its Restricted Subsidiaries following the Calculation Date.

"Fixed Charges": with respect to the Borrower and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(i)	the consolidated interest expense of the Borrower and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Swap Agreements incurred with respect to Indebtedness; plus

(ii)	the consolidated interest of the Borrower and its Restricted Subsidiaries that was capitalized during such period; plus

(iii)	any interest expense on Indebtedness of another Person that is guaranteed by the Borrower or one of its Restricted Subsidiaries or secured by a Lien on assets of the Borrower or one of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); plus

(iv)	all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on equity interests payable solely in Capital Stock of the Borrower (other than Disqualified Stock) or to the Borrower or a Restricted Subsidiary of the Borrower.

"Funded Status": as defined in Section 4.13.

"Funding Office": the office of the Administrative Agent specified in Section 10.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.

"GAAP": generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

"Governmental Authority": any nation or government or any state or other political subdivision thereof, including any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government.

"Group Members": the collective reference to the Borrower and its Subsidiaries.

"Guarantee Obligation": as to any Person (the "guaranteeing person"), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing Person that guarantees or in effect guarantees, or which is given to induce the creation of a separate obligation by another Person (including any bank under any letter of credit) that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.

"Increased Facility Activation Date": any Business Day on which any Lender shall execute and deliver to the Administrative Agents an Increased Facility Activation Notice pursuant to Section 2.18.

"Increased Facility Activation Notice": a notice substantially in the form of Exhibit H.

"Increased Facility Closing Date": any Business Day designated as such in an Increased Facility Activation Notice.

"Indebtedness": of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of such Person's business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit or surety bonds or similar arrangements, (g) the liquidation value of all redeemable preferred Capital Stock of such Person, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) for the purposes of Section 8(e) only, all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

"Indemnified Taxes": (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a) above, Other Taxes.

"Insolvent": with respect to any Multiemployer Plan, the condition that such plan is insolvent within the meaning of Section 4245 of ERISA.

"Intellectual Property": the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

"Interest Payment Date": (a) as to any ABR Loan, the last Business Day of each March, June, September and December (or, if an Event of Default is in existence, the last Business Day of each calendar month) to occur while such Revolving Loan is outstanding and the final maturity date of such Revolving Loan, (b) as to any Eurodollar Loan having an Interest Period of three months or less, the last day of such Interest Period, and (c) as to any Eurodollar Loan having an Interest Period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period.

"Interest Period": as to any Eurodollar Loan, (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurodollar Loan and ending one, two, three or six (or, if agreed to by all Lenders under the Revolving Facility, nine or twelve) months thereafter, as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurodollar Loan and ending one, two, three or six (or, if agreed to by all Lenders under the Revolving Facility, nine or twelve) months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not later than 11:00 A.M., New York City time, on the date that is three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that, all of the foregoing provisions relating to Interest Periods are subject to the following:

(i)   if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(ii)   the Borrower may not select an Interest Period under the Revolving Facility that would extend beyond the Revolving Termination Date;

(iii)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(iv)   the Borrower shall select Interest Periods so as not to require a payment or prepayment of any Eurodollar Loan during an Interest Period for such Revolving Loan.

"Investments": with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantee Obligations or other obligations), advances or capital contributions (excluding (x) commission, travel and similar advances to officers and employees made in the ordinary course of business and (y) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), purchases or other acquisitions for consideration of Indebtedness, Capital Stock or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Borrower or any Restricted Subsidiary of the Borrower sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of the Borrower such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Borrower, the Borrower will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Capital Stock of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of Section 7.6 hereof.

"IRS": the United States Internal Revenue Service.

"Issuing Lender": each of Royal Bank of Canada and any other Revolving Lender approved by the Administrative Agent and the Borrower that has agreed in its sole discretion to act as an "Issuing Lender" hereunder, or any of their respective affiliates, in each case in its capacity as issuer of any Letter of Credit. Each reference herein to "the Issuing Lender" shall be deemed to be a reference to the relevant Issuing Lender.

"L/C Borrowing": an extension of credit resulting from a drawing under any Letter of Credit that has not been reimbursed by the Borrower on the date when made or refinanced.

"L/C Exposure": at any time, the total L/C Obligations. The L/C Exposure of any Revolving Lender at any time shall be its Revolving Percentage of the total L/C Exposure at such time.

"L/C Obligations": at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Letters of Credit and (b) the aggregate amount of Unreimbursed Amounts (including all L/C Borrowings).

"L/C Participants": the collective reference to all the Revolving Lenders other than the Issuing Lender.

"L/C Sublimit": $10,000,000.

"Lender Parent":   with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a Subsidiary.

"Lenders": as defined in the preamble hereto.

"Letters of Credit": as defined in Section 3.1(a).

"Lien": any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

"Loan Documents": this Agreement, the Security Documents, the Notes and any amendment, waiver, supplement or other modification to any of the foregoing.

"Loan Parties": each Group Member that is a party to a Loan Document.

"Material Adverse Effect": a material adverse effect on (a) the business, property, operations or financial condition of the Borrower and its Subsidiaries taken as a whole or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.

"Materials of Environmental Concern": any gasoline, petroleum (including crude oil or any fraction thereof) or petroleum products, asbestos, polychlorinated biphenyls, urea-formaldehyde insulation, and any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law.

"Measurement Date": March 31, 2012.

"Moody's": Moody's Investors Service, Inc.

"Multiemployer Plan": a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Income": with respect any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (A) any asset sale or asset disposition or (B) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"New Lender": as defined in Section 2.18.

"New Lender Supplement": as defined in Section 2.18.

"Non-Consenting Lender": as defined in Section 2.16.

"Non-Recourse Debt": Indebtedness (i) as to which neither the Borrower nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including undertaking, agreement or instrument that would constitute Indebtedness), (B) is directly indirectly liable (as a guarantor or otherwise) or (C) is the lender, (ii) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) holder of any other Indebtedness (other than the Revolving Loans) of the Borrower or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to accelerated or payable prior to its stated maturity and (iii) as to which the lenders or other credit providers have been notified in writing that they will not have any recourse to the stock assets of the Borrower or any of its Restricted Subsidiaries.

"Non-U.S. Lender": (a) if the Borrower is a U.S. Person, a Lender, with respect to the Borrower, that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender, with respect to the Borrower, that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes.

"Notes": the collective reference to any promissory note evidencing Revolving Loan.

"Obligations": the unpaid principal of and interest on (including interest accruing after the maturity of the Revolving Loans and Reimbursement Obligations and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Revolving Loans and all other obligations and liabilities of the Borrower to the Administrative Agent or to any Lender (or, in the case of Specified Swap Agreements, any affiliate of any Lender), whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, the Letters of Credit, any Specified Swap Agreement or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise.

"OpCo": Southern Star Central Gas Pipeline, Inc., the wholly owned direct operating Subsidiary of the Borrower.

"OpCo Capitalization Ratio": for any period, the ratio of (a) Consolidated Total Debt attributable solely to OpCo for such period to (b) OpCo Total Capitalization for such period.

"OpCo Notes": the 6.00% Senior Notes due 2016 issued by OpCo pursuant to the OpCo Notes Indenture.

"OpCo Notes Indenture": the Indenture dated as of April 13, 2006 entered into by OpCo in connection with the issuance of the OpCo Notes, together with all instruments and other agreements entered into by OpCo in connection therewith.

"OpCo Total Capitalization": the sum of (i) Consolidated Total Debt and (ii) Consolidated Net Worth, in each case, attributable solely to OpCo .

"Other Connection Taxes": with respect to any Credit Party, Taxes imposed as a result of a present or former connection between such Credit Party and the jurisdiction imposing such Tax (other than connections arising solely from such Credit Party having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Revolving Loan or Loan Document).

"Other Taxes": all present or future stamp, court, or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.16).

"Participant": as defined in Section 10.6(c).

"Participant Register": as defined in Section 10.6(c).

"PBGC": the Pension Benefit Guaranty Corporation established pursuant to ERISA any any successor entity performing similar functions.

"Pension Plan": any Plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

"Permitted Investments": any of the following:

(i) any Investment in the Borrower or in a Restricted Subsidiary of the Borrower;

(ii) any Investment in Cash Equivalents;

(iii) any Investment by the Borrower or any Subsidiary of the Borrower in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary of the Borrower or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Borrower or a Restricted Subsidiary of the Borrower;

(iv) any Investment made as a result of the receipt of non-cash consideration from an asset sale; provided that the value of such non-cash consideration does not exceed 25% of the fair market value of the assets sold or transferred in such asset sale;

(v) any acquisition of assets solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of the Borrower;

(vi) any Investments received (A) in satisfaction of judgments or in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (B) as a result of a foreclosure by the Borrower or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(vii) any Investment consisting of a guarantee permitted under Section 7.2 hereof;

(viii) obligations under Swap Agreements permitted to be incurred under Section 7.2 or 7.11 hereof;

(ix) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(x) loans or advances to employees made in the ordinary course of business consistent with past practices of the Borrower or any of its Restricted Subsidiaries not to exceed $5.0 million at any one time outstanding;

(xi) Investments existing on April 16, 2008; and

(xii) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (xii) that are at the time outstanding, not to exceed the greater of (a) $30.0 million or (b) 5.0% of Consolidated Net Tangible Assets of the Borrower.

"Permitted Investors": the collective reference to the Sponsors and their respective Control Investment Affiliates.

"Permitted Refinancing Indebtedness": any Indebtedness of the Borrower or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Borrower or any of its Subsidiaries (other than intercompany Indebtedness); provided that (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a weighted average life to maturity equal to or greater than the weighted average life to maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) such Permitted Refinancing Indebtedness is incurred either by the Borrower or by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (v) no Default or Event of Default exists on the date of issuance of such Permitted Refinancing Indebtedness and (vi) such Permitted Refinancing Indebtedness is not guaranteed by any Person that is not a guarantor of all of the Obligations.

"Person": an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Plan": any employee benefit plan as defined in Section 3(3) of ERISA, including (i) any employee welfare benefit plan (as defined in Section 3(1) of ERISA) in respect of which any Group Member is an "employer" as defined in Section 3(5) of ERISA, and (ii) any employee pension benefit plan (as defined in Section 3(2) of ERISA but excluding any Multiemployer Plan) in respect of which any Group Member is an "employer" as defined in Section 3(5) of ERISA and, with respect to any such plans that are Pension Plans, in respect of which any Group Member or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Pledge Agreement": the Pledge Agreement to be executed and delivered by the Borrower, substantially in the form of Exhibit A.

"Pricing Grid Adjustment Date": as defined in the Applicable Pricing Grid.

"Prime Rate": the rate of interest per annum publicly announced from time to time by the Royal Bank of Canada as its prime rate in effect at its principal office in New York City (the Prime Rate not being intended to be the lowest rate of interest charged by the Royal Bank of Canada in connection with extensions of credit to debtors).

"Projections": as defined in Section 6.2(c).

"Properties": as defined in Section 4.17(a).

"Register": as defined in Section 10.6(b).

"Regulation U": Regulation U of the Board as in effect from time to time.

"Reimbursement Obligation": the obligation of the Borrower to reimburse the Issuing Lender pursuant to Section 3.5 for amounts drawn under Letters of Credit.

"Reorganization": with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

"Reportable Event": any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a Pension Plan, other than those events as to which notice is waived pursuant to DOL Reg. Section 4043, or any successor thereto.

"Required Lenders": at any time, the holders of more than 50% of the Total Revolving Commitments then in effect or, if the Revolving Commitments have been terminated, the Total Revolving Extensions of Credit then outstanding; provided that any time there are two or more Lenders, the Required Lenders shall consist of at least two Lenders which are not Affiliates; provided further that the Revolving Commitment of any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

"Requirements of Law": as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Responsible Officer": the chief executive officer, president or chief financial officer of the Borrower, but in any event, with respect to financial matters, the chief financial officer of the Borrower.

"Restricted Investment": any Investment other than a Permitted Investment.

"Restricted Payments": as defined in Section 7.6.

"Restricted Subsidiary": any Subsidiary of the Borrower other than any Unrestricted Subsidiary.

"Revolving Commitment": as to any Lender, the obligation of such Lender, if any, to make Revolving Loans and participate in Letters of Credit in an aggregate principal and/or face amount not to exceed the amount set forth under the heading "Revolving Commitment" opposite such Lender's name on Schedule 1.1A or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof (including any additional amounts committed under the Revolving Facility in accordance with Section 2.18). The original amount of the Total Revolving Commitments is $65,000,000.

"Revolving Commitment Period": the period from and including the Closing Date to the Revolving Termination Date.

"Revolving Extensions of Credit": as to any Revolving Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of all Revolving Loans held by such Lender then outstanding and (b) such Lender's Revolving Percentage of the L/C Obligations then outstanding.

"Revolving Facility": each of the Revolving Commitments and the extensions of credit made thereunder.

"Revolving Facility Utilization": the ratio (expressed as a percentage) of the Total Revolving Extensions of Credit at such time to the Total Revolving Commitments.

"Revolving Lender": each Lender that has a Revolving Commitment or that holds Revolving Loans.

"Revolving Loans": as defined in Section 2.1(a).

"Revolving Percentage": as to any Revolving Lender at any time, the percentage which such Lender's Revolving Commitment then constitutes of the Total Revolving Commitments or, at any time after the Revolving Commitments shall have expired or terminated, the percentage which the aggregate principal amount of such Lender's Revolving Loans then outstanding constitutes of the aggregate principal amount of the Revolving Loans then outstanding, *provided*, that, in the event that the Revolving Loans are paid in full prior to the reduction to zero of the Total Revolving Extensions of Credit, the Revolving Percentages shall be determined in a manner designed to ensure that the other outstanding Revolving Extensions of Credit shall be held by the Revolving Lenders on a comparable basis. Notwithstanding the foregoing, in the case of Section 2.17 when a Defaulting Lender shall exist, Revolving Percentages shall be determined without regard to any Defaulting Lender's Revolving Commitment.

"Revolving Termination Date": the earlier of (a) July 3, 2016 and (b) the date that is 91 days prior to the maturity date of any other Indebtedness for borrowed money of the Borrower in excess of $50,000,000.

"S&P": Standard & Poor's Ratings Services.

"SEC": the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.

"Security Documents": the collective reference to the Pledge Agreement and all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document.

"Senior Notes": The Senior Registered Notes and the Senior Unregistered Notes.

"Senior Notes Indentures": The Senior Registered Notes Indenture and the Senior Unregistered Notes Indenture.

"Senior Registered Notes": the 6.75% Senior Registered Notes due 2016 issued by the Borrower pursuant to the Senior Registered Notes Indenture.

"Senior Registered Notes Indenture": the Indenture dated as of April 13, 2006 entered into by the Borrower in connection with the issuance of the Senior Registered Notes, together with all instruments and other agreements entered into by the Borrower in connection therewith.

"Senior Unregistered Notes": the 6.75% Senior Unregistered Notes due 2016 issued by the Borrower pursuant to the Senior Unregistered Notes Indenture.

"Senior Unregistered Notes Indenture": the Indenture dated as of April 16, 2008 entered into by the Borrower in connection with the issuance of the Senior Unregistered Notes, together with all instruments and other agreements entered into by the Borrower in connection therewith.

"Solvent": when used with respect to any Person, means that, as of any date of determination, (a) the amount of the "present fair saleable value" of the assets of such Person will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) "debt" means liability on a "claim", and (ii) "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

"Specified Change of Control": a "Change of Control Triggering Event" as defined in the Senior Notes Indentures (or any similar documentation related to any Permitted Refinancing Indebtedness).

"Specified Swap Agreement": any Swap Agreement in respect of interest rates, currency exchange rates or commodity prices entered into by the Borrower and any Person that is a Lender or an affiliate of a Lender at the time such Swap Agreement is entered into.

"Sponsors": Morgan Stanley Infrastructure Partners and GE Energy Financial Services.

"Subsidiary": as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

"Swap Agreement": any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or any of its Subsidiaries shall be a "Swap Agreement".

"Syndication Agent": the Syndication Agent identified on the cover page of this Agreement.

"Taxes": all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Total Assets": with respect to the Borrower and its Restricted Subsidiaries for any period, the total assets of the Borrower and it Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of the Borrower and its Restricted Subsidiaries for such period.

"Total Revolving Commitments": at any time, the aggregate amount of the Revolving Commitments then in effect.

"Total Revolving Extensions of Credit": at any time, the aggregate amount of the Revolving Extensions of Credit of the Revolving Lenders outstanding at such time.

"Transferee": any Assignee or Participant.

"Type": as to any Revolving Loan, its nature as an ABR Loan or a Eurodollar Loan.

"United States": the United States of America.

"Unreimbursed Amount": as defined in Section 3.5.

"Unrestricted Subsidiary": any Subsidiary of the Borrower that is formed after the Closing Date which the Borrower designates as an Unrestricted Subsidiary in a written notice to the Administrative Agent; provided that (i) such Subsidiary has no Indebtedness other than Non-Recourse Debt; (ii) such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Borrower or any Restricted Subsidiary of the Borrower unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Borrower; (iii) such Subsidiary is a Person with respect to which neither the Borrower nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Capital Stock or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (iv) such Subsidiary has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Borrower or any of its Restricted Subsidiaries and (iv) immediately after giving effect to such designation, the Borrower will be in compliance with Section 7.1 calculated on a pro forma basis as of the end of the quarter most recently ended prior to the date of such designation for which financial statements have been delivered pursuant to Section 6.1.

Any such designation by the Borrower of a Subsidiary of the Borrower as an Unrestricted Subsidiary shall be evidenced to the Administrative Agent by filing with the Administrative Agent a certified copy of a resolution of the board of directors giving effect to such designation and an officer's certificate certifying that such designation complied with the foregoing conditions and was permitted by Section 7.6 hereof. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Borrower as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under Section 7.2 hereof, the Borrower will be in default of such covenant).

"U.S. Person": a "United States person" within the meaning of Section 7701(a)(30) of the Code.

"U.S. Tax Compliance Certificate": as defined in Section 2.13(f)(ii)(B)(3).

"Wholly Owned Subsidiary": as to any Person, any other Person all of the Capital Stock of which (other than directors' qualifying shares required by law) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

"Withdrawal Liability": any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

1.2   Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b) As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP (provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made without giving effect to (i) any election under Accounting Standards Codification 825-10-25 (previously referred to as Statement of Financial Accounting Standards 159) (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any Subsidiary at "fair value", as defined therein and (ii) any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof), (ii) the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", (iii) the word "incur" shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words "incurred" and "incurrence" shall have correlative meanings), (iv) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, and (v) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.

(c) All accounting and reporting policies contained herein conform with accounting principles generally accepted in the United States. The financial information contained herein has been prepared in accordance with rules and regulations of the SEC. The Borrower maintains its accounting records subject to GAAP, and the Borrower is not itself directly subject to the Federal Energy Regulatory Commission's ("FERC") Uniform System of Accounts ("USofA") under the Natural Gas Act, as amended (the "NGA"). OpCo is a "natural-gas company" subject to accounting regulation (among other matters) under the NGA. As with essentially all natural-gas companies, OpCo's transmission, storage, and related activities are subject to regulation by the FERC and, as such, rates and charges for the transportation of natural gas in interstate commerce, the extension, enlargement or abandonment of jurisdictional facilities, and its accounting, among other things, are subject to regulation. OpCo maintains its accounting records subject to FERC's USofA.

(d) The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(e) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

SECTION 2.   AMOUNT AND TERMS OF COMMITMENTS

2.1   Revolving Commitments. (a) Subject to the terms and conditions hereof, each Revolving Lender severally agrees to make revolving credit loans ("Revolving Loans") to the Borrower from time to time during the Revolving Commitment Period in an aggregate principal amount at any one time outstanding which, when added to such Lender's Revolving Percentage of the L/C Obligations then outstanding, does not exceed the amount of such Lender's Revolving Commitment. During the Revolving Commitment Period the Borrower may use the Revolving Commitments by borrowing, prepaying the Revolving Loans in whole or in part, and reborrowing, all in accordance with the terms and conditions hereof. The Revolving Loans may from time to time be Eurodollar Loans or ABR Loans, as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.2 and 2.6.

(b) The Borrower shall repay all outstanding Revolving Loans on the Revolving Termination Date.

2.2   Procedure for Revolving Loan Borrowing.   The Borrower may borrow under the Revolving Commitments during the Revolving Commitment Period on any Business Day, provided that the Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 11:00 A.M., New York City time, (a) three Business Days prior to the requested Borrowing Date, in the case of Eurodollar Loans, or (b) one Business Day prior to the requested Borrowing Date, in the case of ABR Loans) (provided that any such notice of a borrowing of ABR Loans under the Revolving Facility to finance payments required by Section 3.5 may be given not later than 10:00 A.M., New York City time, on the date of the proposed borrowing), specifying (i) the amount and Type of Revolving Loans to be borrowed, (ii) the requested Borrowing Date and (iii) in the case of Eurodollar Loans, the respective amounts of each such Type of Revolving Loan and the respective lengths of the initial Interest Period therefor. Any Revolving Loans made on the Closing Date shall initially be ABR Loans and, unless otherwise agreed by the Administrative Agent in its sole discretion, no Revolving Loan may be made as, converted into or continued as a Eurodollar Loan having an Interest Period in excess of one month prior to the date that is thirty (30) days after the Closing Date. Each borrowing under the Revolving Commitments shall be in an amount equal to (x) in the case of ABR Loans, $1,000,000 or a whole multiple of $100,000 in excess thereof (or, if the then aggregate Available Revolving Commitments are less than $1,000,000, such lesser amount) and (y) in the case of Eurodollar Loans, $1,000,000 or a whole multiple of $100,000 in excess thereof. Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly notify each Revolving Lender thereof. Each Revolving Lender will make the amount of its pro rata share of each borrowing available to the Administrative Agent for the account of the Borrower at the Funding Office prior to 12:00 Noon, New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower by the Administrative Agent crediting the account of the Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent.

2.3   Commitment Fees, etc. (a) The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender (other than a Defaulting Lender) a commitment fee for the period from and including the Closing Date to the last day of the Revolving Commitment Period, computed at the Commitment Fee Rate on the average daily amount of the Available Revolving Commitment of such Lender during the period for which payment is made, payable quarterly in arrears on each Fee Payment Date, commencing on the first such date to occur after the date hereof.

(b) The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates as set forth in any fee agreements with the Administrative Agent and to perform any other obligations contained therein.

2.4   Termination or Reduction of Revolving Commitments. The Borrower shall have the right, upon not less than three Business Days' notice to the Administrative Agent, to terminate the Revolving Commitments or, from time to time, to reduce the amount of the Revolving Commitments; provided that no such termination or reduction of Revolving Commitments shall be permitted if, after giving effect thereto and to any prepayments of the Revolving Loans made on the effective date thereof, the Total Revolving Extensions of Credit would exceed the Total Revolving Commitments. Any such reduction shall be in an amount equal to $1,000,000, or a whole multiple thereof, and shall reduce permanently the Revolving Commitments then in effect.

2.5   Optional Prepayments. The Borrower may at any time and from time to time prepay the Revolving Loan, in whole or in part, without premium or penalty, upon irrevocable notice delivered to the Administrative Agent no later than 11:00 A.M., New York City time, three Business Days prior thereto, in the case of Eurodollar Loans, and no later than 11:00 A.M., New York City time, one Business Day prior thereto, in the case of ABR Loans, which notice shall specify the date and amount of prepayment and whether the prepayment is of Eurodollar Loans or ABR Loans; provided, that if a Eurodollar Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.14. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with (except in the case of ABR Loans) accrued interest to such date on the amount prepaid. Partial prepayments of Revolving Loans shall be in an aggregate principal amount of $1,000,000 or a whole multiple thereof.

2.6   Conversion and Continuation Options. (a) The Borrower may elect from time to time to convert Eurodollar Loans to ABR Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the Business Day preceding the proposed conversion date, provided that any such conversion of Eurodollar Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans to Eurodollar Loans by giving the Administrative Agent prior irrevocable notice of such election no later than 11:00 A.M., New York City time, on the third Business Day preceding the proposed conversion date (which notice shall specify the length of the initial Interest Period therefor), provided that no ABR Loan may be converted into a Eurodollar Loan when any Event of Default has occurred and is continuing and the Required Lenders have determined in their sole discretion not to permit such conversions. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

(b) Any Eurodollar Loan may be continued as such upon the expiration of the then current Interest Period with respect thereto by the Borrower giving irrevocable notice to the Administrative Agent, in accordance with the applicable provisions of the term "Interest Period" set forth in Section 1.1, of the length of the next Interest Period to be applicable to such Revolving Loans, provided that no Eurodollar Loan may be continued as such (i) when any Event of Default has occurred and is continuing and the Required Lenders have determined in their sole discretion not to permit such continuations or (ii) if an Event of Default specified in clause (i) or (ii) of Section 8(f) with respect to the Borrower is in existence, and provided, further, that if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to the preceding proviso such Revolving Loans shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

2.7   Limitations on Eurodollar Tranches. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions and continuations of Eurodollar Loans and all selections of Interest Periods shall be in such amounts and be made pursuant to such elections so that, (a) after giving effect thereto, the aggregate principal amount of the Eurodollar Loans comprising each Eurodollar Tranche shall be equal to $1,000,000 or a whole multiple of $100,000 in excess thereof and (b) no more than ten Eurodollar Tranches shall be outstanding at any one time.

2.8   Interest Rates and Payment Dates. (a) Each Eurodollar Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurodollar Rate determined for such day plus the Applicable Margin.

(b) Each ABR Loan shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin.

(c) (i) If all or a portion of the principal amount of any Revolving Loan or Reimbursement Obligation shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Revolving Loans and Reimbursement Obligations (whether or not overdue) shall bear interest at a rate per annum equal to (x) in the case of the Revolving Loans, the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2% or (y) in the case of Reimbursement Obligations, the rate applicable to ABR Loans under the Revolving Facility plus 2%, and (ii) if all or a portion of any interest payable on any Revolving Loan or Reimbursement Obligation or any commitment fee or other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum equal to the rate then applicable to ABR Loans under the Revolving Facility plus 2% , in each case, with respect to clauses (i) and (ii) above, from the date of such non-payment until such amount is paid in full (as well after as before judgment).

(d) Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (c) of this Section shall be payable from time to time on demand.

2.9   Computation of Interest and Fees. (a) Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to ABR Loans the rate of interest on which is calculated on the basis of the Prime Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of each determination of a Eurodollar Rate. Any change in the interest rate on a Revolving Loan resulting from a change in the ABR or the Eurocurrency Reserve Requirements shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of the effective date and the amount of each such change in interest rate.

(b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.8(a).

2.10   Inability to Determine Interest Rate. If prior to the first day of any Interest Period:

(a) the Administrative Agent shall have determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Eurodollar Rate for such Interest Period, or

(b) the Administrative Agent shall have received notice from the Required Lenders that the Eurodollar Rate determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining their affected Revolving Loans during such Interest Period,

the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower and the relevant Lenders as soon as practicable thereafter. If such notice is given (x) any Eurodollar Loans under the Revolving Facility requested to be made on the first day of such Interest Period shall be made as ABR Loans, (y) any Revolving Loans under the Revolving Facility that were to have been converted on the first day of such Interest Period to Eurodollar Loans shall be continued as ABR Loans and (z) any outstanding Eurodollar Loans under the Revolving Facility shall be converted, on the last day of the then-current Interest Period, to ABR Loans. Until such notice has been withdrawn by the Administrative Agent, no further Eurodollar Loans under the Revolving Facility shall be made or continued as such, nor shall the Borrower have the right to convert Revolving Loans under the Revolving Facility to Eurodollar Loans.

2.11   Pro Rata Treatment and Payments. (a) Each borrowing by the Borrower from the Lenders hereunder, each payment by the Borrower on account of any commitment fee and any reduction of the Commitments of the Lenders shall be made pro rata according to the respective Revolving Percentages of the relevant Lenders.

(b) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the Revolving Loans then held by the Revolving Lenders.

(c) All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 2:00 P.M., New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office, in Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to each relevant Lender promptly upon receipt in like funds as received, net of any amounts owing by such Lender pursuant to Section 9.7. If any payment hereunder (other than payments on the Eurodollar Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Eurodollar Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

(d) Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon, at a rate equal to the greater of (i) the Federal Funds Effective Rate and (ii) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender's share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to ABR Loans under the Revolving Facility, on demand, from the Borrower.

(e) Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.

(f) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.11(d), 2.11(e), 2.13(e), 3.4(a) or 9.7, then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender for the benefit of the Administrative Agent or the Issuing Lender to satisfy such Lender's obligations to it under such Sections until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

2.12   Requirements of Law. (a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof:

(i) shall subject any Credit Party to any Taxes (other than (A) Indemnified Taxes and (B) Taxes described in clauses (b) through (e) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit (or participations therein) by, or any other acquisition of funds by, any office of such Lender that is not otherwise included in the determination of the Eurodollar Rate; or

(iii) shall impose on such Lender any other condition (other than Taxes);

and the result of any of the foregoing is to increase the cost to such Lender or such other Credit Party, by an amount that such Lender or other Credit Party deems to be material, of making, converting into, continuing or maintaining Revolving Loans or issuing or participating in Letters of Credit, or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall promptly pay such Lender or such other Credit Party, upon its demand, any additional amounts necessary to compensate such Lender or such other Credit Party for such increased cost or reduced amount receivable. If any Lender or such other Credit Party becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled.

(b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital or liquidity requirements or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital or liquidity requirements (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder or under or in respect of any Letter of Credit to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy or liquidity) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.

(c) Notwithstanding anything herein to the contrary, (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or by United States or foreign regulatory authorities, in each case pursuant to Basel III,and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in law, regardless of the date enacted, adopted, issued or implemented.

(d) A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section, the Borrower shall not be required to compensate a Lender pursuant to this Section for any amounts incurred more than nine months prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such nine-month period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section shall survive the termination of this Agreement and the payment of the Revolving Loans and all other amounts payable hereunder.

2.13   Taxes. (a) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that, after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.13), the amounts received with respect to this agreement equal the sum which would have been received had no such deduction or withholding been made.

(b) The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(c) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.13, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) The Loan Parties shall jointly and severally indemnify each Credit Party, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Credit Party or required to be withheld or deducted from a payment to such Credit Party and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so) and (ii) any Taxes attributable to such Lender's failure to comply with the provisions of Section 10.6(c) relating to the maintenance of a Participant Register, in either case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.13(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the

Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Non-U.S. Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "interest" article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the "business profits" or "other income" article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Non-U.S. Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F-1 to the effect that such Non-U.S. Lender is not a "bank" within the meaning of Section 881(c)(3)(A) of the Code, a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code (a "U.S. Tax Compliance Certificate") and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Non-U.S. Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Non-U.S. Lender is a partnership and one or more direct or indirect partners of such Non-U.S. Lender are claiming the portfolio interest exemption, such Non-U.S. Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner;

(C) any Non-U.S. Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-U.S. Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(iii) On or prior to the Closing Date, the Administrative Agent shall deliver to the Borrower an executed original of IRS Form W-8IMY certifying in Part I that the Administrative Agent is a U.S. branch of a foreign bank and certifying in Part IV, Line 12, that the Administrative Agent agrees to be treated as a U.S. Person with respect to any payments made to it under any Loan Document. The Administrative Agent agrees that if such IRS Form W-8IMY previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or promptly notify the Borrower in writing of its legal inability to do so.

(g) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.13 (including by the payment of additional amounts pursuant to this Section 2.13), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h) Each party's obligations under this Section 2.13 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under the Loan Documents.

(i) For purposes of this Section 2.13, the term "Lender" includes the Issuing Lender.

2.14   Indemnity. The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of Eurodollar Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of or conversion from Eurodollar Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a prepayment of Eurodollar Loans on a day that is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid, or not so borrowed, converted or continued, for the period from the date of such prepayment or of such failure to borrow, convert or continue to the last day of such Interest Period (or, in the case of a failure to borrow, convert or continue, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Revolving Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower by any Lender shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Revolving Loans and all other amounts payable hereunder.

2.15   Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.12 or 2.13(a) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Revolving Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending offices to suffer no economic, legal or regulatory disadvantage, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.12 or 2.13(a).

2.16   Replacement of Lenders. The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.12 or 2.13(a), (b) becomes a Defaulting Lender, or (c) does not consent to any proposed amendment, supplement, modification, consent or waiver of any provision of this Agreement or any other Loan Document that requires the consent of each of the Lenders or each of the Lenders affected thereby (so long as the consent of the Required Lenders (with the percentage in such definition being deemed to be 50% for this purpose) has been obtained) (each such Lender, a "Non-Consenting Lender"), with a replacement financial institution; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) prior to any such replacement, such Lender shall have taken no action under Section 2.15 so as to eliminate the continued need for payment of amounts owing pursuant to Section 2.12 or 2.13(a), (iv) the replacement financial institution shall purchase, at par, all Revolving Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (v) the Borrower shall be liable to such replaced Lender under Section 2.14 if any Eurodollar Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (vi) the replacement financial institution shall be reasonably satisfactory to the Administrative Agent, (vii) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 10.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (viii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to Section 2.12 or 2.13(a), as the case may be, (ix) in the case of any replacement resulting from a Lender becoming a Non-Consenting Lender, the replacement financial institution shall have consented to the applicable amendment, supplement, modification, consent or waiver and (x) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender. Each party hereto agrees that an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee and that the Lender required to make such assignment need not be a party thereto.

2.17   Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the unfunded portion of the Revolving Commitment of such Defaulting Lender pursuant to Section 2.3(a);

(b) the Revolving Commitment and Revolving Extensions of Credit of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.1); provided, that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender affected thereby;

(c) if any L/C Exposure exists at the time such Lender becomes a Defaulting Lender then:

(i) all or any part of the L/C Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Revolving Percentages but only to the extent the sum of all non-Defaulting Lenders' Revolving Extensions of Credit plus such Defaulting Lender's L/C Exposure does not exceed the total of all non-Defaulting Lenders' Revolving Commitments;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent cash collateralize for the benefit of the Issuing Lender only the Borrower's obligations corresponding to such Defaulting Lender's L/C Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 8 for so long as such L/C Exposure is outstanding;

(iii) if the Borrower cash collateralizes any portion of such Defaulting Lender's L/C Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 3.3(a) with respect to such Defaulting Lender's L/C Exposure during the period such Defaulting Lender's L/C Exposure is cash collateralized;

(iv) if the L/C Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.3(a) and Section 3.3(a) shall be adjusted in accordance with such non-Defaulting Lenders' Revolving Percentages; and

(v) if all or any portion of such Defaulting Lender's L/C Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the Issuing Lender or any other Lender hereunder, all fees payable under Section 3.3(a) with respect to such Defaulting Lender's L/C Exposure shall be payable to the Issuing Lender until such L/C Exposure is reallocated and/or cash collateralized; and

(d) so long as such Lender is a Defaulting Lender, the Issuing Lender shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender's then outstanding L/C Exposure will be 100% covered by the Revolving Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.17(c), and participating interests in any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.17(c)(i) (and such Defaulting Lender shall not participate therein).

(e) If a Bankruptcy Event with respect to a Lender Parent of any Lender shall occur following the date hereof and for so long as such event shall continue, the Issuing Lender shall not be required to issue, amend or increase any Letter of Credit, unless the Issuing Lender shall have entered into arrangements with the Borrower or such Lender, consistent with the arrangements described in Section 2.17(c) or otherwise reasonably satisfactory to the Issuing Lender, to defease any risk to it in respect of such Lender hereunder.

(f) In the event that the Administrative Agent, the Borrower and the Issuing Lender each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the L/C Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender's Revolving Commitment and on such date such Lender shall purchase at par such of the Revolving Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Revolving Percentage.

2.18   Incremental Commitments. (a) The Borrower and any one or more Lenders (including New Lenders (as defined below)) may from time to time agree that such Lenders shall make, obtain or increase the amount of their Revolving Commitments by executing and delivering to the Administrative Agent an Increased Facility Activation Notice specifying (i) the amount of such increase and (ii) the applicable Increased Facility Closing Date. Notwithstanding the foregoing, (i) without the consent of the Required Lenders, the aggregate amount of incremental Revolving Commitments obtained after the Closing Date pursuant to this paragraph shall not exceed $35,000,000 and (ii) without the consent of the Administrative Agent, (x) each increase effected pursuant to this paragraph shall be in a minimum amount of at least $5,000,000 and (y) no more than three Increased Facility Closing Dates may be selected by the Borrower after the Closing Date. No Lender shall have any obligation to participate in any increase described in this paragraph unless it agrees to do so in its sole discretion.

(b) Any additional bank, financial institution or other entity which, with the consent of the Borrower and the Administrative Agent (which consent shall not be unreasonably withheld), elects to become a "Lender" under this Agreement in connection with any transaction described in Section 2.18(a) shall execute a New Lender Supplement (each, a "New Lender Supplement"), substantially in the form of Exhibit G, whereupon such bank, financial institution or other entity (a "New Lender") shall become a Lender for all purposes and to the same extent as if originally a party hereto and shall be bound by and entitled to the benefits of this Agreement.

(c) Unless otherwise agreed by the Administrative Agent, on each Increased Facility Closing Date, the Borrower shall borrow Revolving Loans under the relevant increased Revolving

Commitments from each Lender participating in the relevant increase in an amount determined by reference to the amount of each Type of Loan (and, in the case of Eurodollar Loans, of each Eurodollar Tranche) which would then have been outstanding from such Lender if (i) each such Type or Eurodollar Tranche had been borrowed or effected on such Increased Facility Closing Date and (ii) the aggregate amount of each such Type or Eurodollar Tranche requested to be so borrowed or effected had been proportionately increased. The Eurodollar Base Rate applicable to any Eurodollar Loan borrowed pursuant to the preceding sentence shall equal the Eurodollar Base Rate then applicable to the Eurodollar Loans of the other Lenders in the same Eurodollar Tranche (or, until the expiration of the then-current Interest Period, such other rate as shall be agreed upon between the Borrower and the relevant Lender.

(d) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto hereby agrees that, on each Increased Facility Activation Date, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence of the increased Revolving Commitments evidenced thereby. Any such deemed amendment may be effected in writing by the Administrative Agent with the Borrower's consent (not to be unreasonably withheld) and furnished to the other parties hereto.

SECTION 3.   LETTERS OF CREDIT

3.1   L/C Sublimit. (a) Subject to the terms and conditions hereof, the Issuing Lender, in reliance on the agreements of the other Revolving Lenders set forth in Section 3.4(a), agrees to issue letters of credit ("Letters of Credit") for the account of the Borrower on any Business Day during the Revolving Commitment Period in such form as may be approved from time to time by the Issuing Lender; provided that the Issuing Lender shall have no obligation to issue any Letter of Credit if, after giving effect to such issuance, (i) the L/C Obligations would exceed the L/C Sublimit or (ii) the aggregate amount of the Available Revolving Commitments would be less than zero. Each Letter of Credit shall (i) be denominated in Dollars and (ii) expire no later than the earlier of (x) the first anniversary of its date of issuance and (y) the date that is five Business Days prior to the Revolving Termination Date; provided further that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (y) above); provided further that any Letter of Credit may expire later than the date referred to in clause (y) above if made subject to cash collateralization arrangements satisfactory to the Issuing Lender and the Administrative Agent and entered into on or before the date that is ten Business Days prior to the Revolving Termination Date.

(b) The Issuing Lender shall not at any time be obligated to issue any Letter of Credit if such issuance would conflict with, or cause the Issuing Lender or any L/C Participant to exceed any limits imposed by, any applicable Requirement of Law.

3.2   Procedure for Issuance of Letter of Credit. The Borrower may from time to time request that the Issuing Lender issue a Letter of Credit by delivering by 11:00 AM to the Issuing Lender at its address for notices specified herein an Application therefor, completed to the satisfaction of the Issuing Lender, and such other certificates, documents and other papers and information as the Issuing Lender may request. Upon receipt of any Application, the Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures and shall promptly issue the Letter of Credit requested thereby (but in no event shall the Issuing Lender be required to issue any Letter of Credit earlier than three Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by the Issuing Lender and the Borrower. The

Issuing Lender shall furnish a copy of such Letter of Credit to the Borrower promptly following the issuance thereof. The Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each Letter of Credit (including the amount thereof).

3.3   Fees and Other Charges. (a) The Borrower will pay a fee on the undrawn and unexpired amount of all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Facility, shared ratably among the Revolving Lenders and payable quarterly in arrears on each Fee Payment Date after the issuance date. In addition, the Borrower shall pay to the Issuing Lender of each Letter of Credit for its own account a fronting fee of 0.20% per annum on the undrawn and unexpired amount of such Letter of Credit, payable quarterly in arrears on each Fee Payment Date after the issuance date.

(b)   In addition to the foregoing fees, the Borrower shall pay or reimburse the Issuing Lender for such normal and customary fees, costs and expenses as are incurred or charged by the Issuing Lender generally to all customers in issuing, negotiating, effecting payment under, and amending any Letter of Credit.

3.4   L/C Participations. (a) The Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce the Issuing Lender to issue Letters of Credit, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Lender, on the terms and conditions set forth below, for such L/C Participant's own account and risk an undivided interest equal to such L/C Participant's Revolving Percentage in the Issuing Lender's obligations and rights under and in respect of each Letter of Credit and the amount of each draft paid by the Issuing Lender thereunder. Each L/C Participant agrees with the Issuing Lender that, if a draft is paid under any Letter of Credit for which the Issuing Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement (or in the event that any reimbursement received by the Issuing Lender shall be required to be returned by it at any time), such L/C Participant shall pay to the Issuing Lender upon demand at the Issuing Lender's address for notices specified herein an amount equal to such L/C Participant's Revolving Percentage of the amount that is not so reimbursed (or is so returned). Each L/C Participant's obligation to pay such amount shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such L/C Participant may have against the Issuing Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 5, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other L/C Participant or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing

(b) If any amount required to be paid by any L/C Participant to the Issuing Lender pursuant to Section 3.4(a) in respect of any unreimbursed portion of any payment made by the Issuing Lender under any Letter of Credit is paid to the Issuing Lender within three Business Days after the date such payment is due, such L/C Participant shall pay to the Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) the daily average Federal Funds Effective Rate during the period from and including the date such payment is required to the date on which such payment is immediately available to the Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. If any such amount required to be paid by any L/C Participant pursuant to Section 3.4(a) is not made available to the Issuing Lender by such L/C Participant within three Business Days after the date such payment is due, the Issuing Lender shall be entitled to recover from such L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to ABR Loans under the Revolving Facility. A certificate of the Issuing Lender submitted to any L/C Participant with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error.

(c) Whenever, at any time after the Issuing Lender has made payment under any Letter of Credit and has received from any L/C Participant its pro rata share of such payment in accordance with Section 3.4(a), the Issuing Lender receives any payment related to such Letter of Credit (whether directly from the Borrower or otherwise, including proceeds of collateral applied thereto by the Issuing Lender), or any payment of interest on account thereof, the Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided, however, that in the event that any such payment received by the Issuing Lender shall be required to be returned by the Issuing Lender, such L/C Participant shall return to the Issuing Lender the portion thereof previously distributed by the Issuing Lender to it.

3.5   Reimbursement Obligation of the Borrower. (a) If any draft is paid under any Letter of Credit, the Borrower shall reimburse the Issuing Lender for the amount of (a) the draft so paid and (b) any taxes, fees, charges or other costs or expenses incurred by the Issuing Lender in connection with such payment, not later than 12:00 Noon, New York City time, on the Business Day immediately following the day that the Borrower receives such notice. Each such payment shall be made to the Issuing Lender at its address for notices referred to herein in Dollars and in immediately available funds. Interest shall be payable on any such amounts from the date on which the relevant draft is paid until payment in full at the rate set forth in (x) until the Business Day next succeeding the date of the relevant notice, Section 2.8(b) and (y) thereafter, Section 2.8(c). If the Borrower fails to so reimburse such Issuing Lender by such time, the Administrative Agent shall promptly notify each Lender of such payment date, the amount of the unreimbursed drawing (the "Unreimbursed Amount") and the amount of such Lender's Revolving Percentage thereof. In such event, the Borrower shall be deemed to have requested ABR Loans to be disbursed on such payment date in an amount equal to such Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.2 for the principal amount of ABR Loans, but subject to the aggregate Available Revolving Commitment and the conditions set forth in Section 5.2. Any notice given by an Issuing Lender or the Administrative Agent pursuant to this paragraph (a) may be given by telephone if immediately confirmed in writing; provided that the lack of such confirmation shall not affect the conclusiveness or binding effect of such notice.

(b) Each Lender (including each Lender acting as an Issuing Lender) shall upon any notice pursuant to paragraph (a) of this Section make funds available for the account of the applicable Issuing Lender at the Administrative Agent's Office in an amount equal to its Revolving Percentage of the relevant Unreimbursed Amount not later than 3:00 p.m., New York City time, on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of paragraph (c) of this Section, each Lender that so makes funds available shall be deemed to have made an ABR Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the applicable Issuing Lender in accordance with the instructions provided to the Administrative Agent by such Issuing Lender (which instructions may include standing payment instructions, which may be updated from time to time by such Issuing Lender, provided that, unless the Administrative Agent shall otherwise agree, any such update shall not take effect until the Business Day immediately following the date on which such update is provided to the Administrative Agent).

(c) With respect to any Unreimbursed Amount that is not fully refinanced by ABR Loans for any reason, the Borrower shall be deemed to have incurred from the applicable Issuing Lender an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the default rate described in Section 2.8(c) . In such event, each Lender's payment to the Administrative Agent for the account of the applicable Issuing Lender pursuant to paragraph (b) of this Section shall be deemed payment in respect of its participation in such L/C Borrowing.

3.6   Obligations Absolute. The Borrower's obligations under this Section 3 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Borrower may have or have had against the Issuing Lender, any beneficiary of a Letter of Credit or any other Person. The Borrower also agrees with the Issuing Lender that the Issuing Lender shall not be responsible for, and the Borrower's Reimbursement Obligations under Section 3.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Letter of Credit or any such transferee. The Issuing Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Issuing Lender. The Borrower agrees that any action taken or omitted by the Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence, bad faith, willful misconduct or material breach of the Loan Documents, shall be binding on the Borrower and shall not result in any liability of the Issuing Lender to the Borrower.

3.7   Letter of Credit Payments. If any draft shall be presented for payment under any Letter of Credit, the Issuing Lender shall promptly notify the Borrower of the date and amount thereof. Subject to Section 3.6, the responsibility of the Issuing Lender to the Borrower in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are substantially in conformity with such Letter of Credit.

3.8   Applications. To the extent that any provision of any Application related to any Letter of Credit is inconsistent with the provisions of this Section 3, the provisions of this Section 3 shall apply.

SECTION 4.   REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Revolving Loans and issue or participate in the Letters of Credit, the Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

4.1   Financial Condition. The audited consolidated balance sheets of the Borrower and its consolidated Restricted Subsidiaries as at December 31, 2009, December 31, 2010 and December 31, 2011, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report Ernst & Young, present fairly the consolidated financial condition of the Borrower and its consolidated Restricted Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheet of Borrower and its consolidated Restricted Subsidiaries as at March 31, 2012, and the related unaudited consolidated statements of income and cash flows for the three-month period ended on such date, present fairly the consolidated financial condition of the Borrower and its consolidated Restricted Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the three-month period then ended (subject to normal year-end audit adjustments and the absence of footnotes). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as described above or as approved by the aforementioned firm of accountants and disclosed therein). As of the Closing Date, no Group Member has any material Guarantee Obligations, contingent liabilities and liabilities for taxes, or any long-term leases or unusual forward or long-term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements referred to in this paragraph. During the period from March 31, 2012 to and including the date hereof there has been no Disposition by any Group Member of any material part of its business or property.

4.2 <u>No Change</u>. Since March 31, 2012, there has been no development or event that has had or could reasonably be expected to have a Material Adverse Effect.

4.3 <u>Existence; Compliance with Law</u>. Each Group Member (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other organization and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) is in compliance with all Requirements of Law except in each case referred to in clauses (a) (other than with respect to a Loan Party), (c) and (d), to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.4 <u>Power; Authorization; Enforceable Obligations</u>. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except consents, authorizations, filings and notices described in Schedule 4.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect (other than the (i) Form 8-K filing and (ii) notification to the trustee for the Senior Notes described in Schedule 4.4 which shall each be filed or delivered, as the case may be, within ten (10) Business Days after the Closing Date). Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

4.5 <u>No Legal Bar</u>. The execution, delivery and performance of this Agreement and the other Loan Documents, the issuance of Letters of Credit, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or any Contractual Obligation of any Group Member that could reasonably be expected to result in a Material Adverse Effect and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation (other than the Liens created by the Security Documents). No Requirement of Law or Contractual Obligation applicable to the Borrower or any of its Subsidiaries could reasonably be expected to have a Material Adverse Effect.

4.6   Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against any Group Member or against any of their respective properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) that could reasonably be expected to have a Material Adverse Effect.

4.7   No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

4.8   Ownership of Property; Liens. Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, except where the failure to hold a valid easement could not reasonably be expected to have a Material Adverse Effect, and none of such property is subject to any Lien except as permitted by Section 7.3.

4.9   Intellectual Property. Each Group Member owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property, nor does the Borrower know of any valid basis for any such claim. The use of Intellectual Property by each Group Member does not infringe on the rights of any Person in any material respect.

4.10   Taxes. Each Group Member has filed or caused to be filed all federal, state and other material Tax returns that are required to be filed and has paid all Taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other Taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Group Member); no Tax Lien has been filed, and, to the knowledge of the Borrower, no claim is being asserted, with respect to any such Tax, fee or other charge.

4.11   Federal Regulations. No part of the proceeds of any Revolving Loans, and no other extensions of credit hereunder, will be used (a) for "buying" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the regulations of the Board or (b) for any purpose that violates the provisions of the regulations of the Board. No more than 25% of the assets of the Group Members consist of "margin stock" as so defined. If requested by any Lender or the Administrative Agent, the Borrower will furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.

4.12   Labor Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Group Member pending or, to the knowledge of the Borrower, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.

4.13   ERISA. Except as would not reasonably be expected to have a Material Adverse Effect, (a) each Plan is in compliance with the applicable provisions of ERISA and the Code relating to Plans and the regulations and published interpretations thereunder; (b) no ERISA Event has occurred or is reasonably expected to occur; and (c) all amounts required by applicable law with respect to, or by the terms of, any retiree welfare benefit arrangement maintained by any Group Member or to which any Group Member has an obligation to contribute have been accrued in accordance with Accounting Standards Codification Topic 715-60. The present value of all accumulated benefit obligations under each Pension Plan (based on the assumptions set forth in Section 430 of the Code) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan allocable to such accrued benefits (the "Funded Status") by an amount that would, either alone or in combination with the Funded Status of any other Pension Plan, reasonably be expected to have a Material Adverse Effect.

4.14   Investment Company Act; Other Regulations. No Loan Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.

4.15   Subsidiaries. Except as disclosed to the Administrative Agent by the Borrower in writing from time to time after the Closing Date, (a) Schedule 4.15 sets forth the name and jurisdiction of incorporation of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors' qualifying shares) of any nature relating to any Capital Stock of the Borrower or any Subsidiary, except as created by the Loan Documents. The Borrower has no Subsidiaries organized outside the United States.

4.16   Use of Proceeds. The proceeds of the Revolving Loans, and the Letters of Credit, shall be used to provide funding for equity investments in or intercompany loans to its Restricted Subsidiaries in support of working capital, capital expenditures and general corporate purposes but shall not be used to repurchase any Senior Notes in an aggregate amount in excess of $15,000,000.

4.17   Environmental Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

(a) the facilities and properties owned, leased or operated by any Group Member (the "Properties") do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or would give rise to liability under, any Environmental Law;

(b) no Group Member has received or has knowledge of any notice of violation, alleged violation, non-compliance, liability or potential liability related to environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by any Group Member (the "Business"), nor does the Borrower have knowledge that any such notice (i) will be received or (ii) is being threatened;

(c) Materials of Environmental Concern have not been transported or disposed of from the Properties in violation of, or in a manner or to a location that would give rise to liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties in violation of, or in a manner that would give rise to liability under, any applicable Environmental Law;

(d) no judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Borrower, threatened, under any Environmental Law to which any Group Member is or will be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Properties or the Business;

(e) there has been no release or, to the knowledge of the Borrower, threatened release of Materials of Environmental Concern at or from the Properties, or arising from or related to the operations of any Group Member in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that would give rise to liability under Environmental Laws;

(f) the Properties and all operations at the Properties are in compliance, and have in the last five years been in compliance, with all applicable Environmental Laws, and there is no contamination at, under or about the Properties or violation of any Environmental Law with respect to the Properties or the Business; and

(g) no Group Member has assumed any liability of any other Person under Environmental Laws.

4.18   Accuracy of Information, etc. No statement or information contained in this Agreement, any other Loan Document or any other document, certificate or statement furnished by or on behalf of any Loan Party to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, when taken as a whole, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not misleading under the circumstances in which they were made; provided that any projections are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Responsible Officer of a Loan Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents or in any other documents, certificates and statements furnished to the Administrative Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan Documents.

4.19   Security Documents. The Pledge Agreement is effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock described in the Pledge Agreement, when stock certificates representing such Pledged Stock are delivered to the Administrative Agent (together with a properly completed and signed stock power or endorsement), the Pledge Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other Person.

4.20   Solvency. As of the Closing Date, the Loan Parties, on a consolidated basis, are Solvent.

4.21   Senior Indebtedness. The Obligations constitute "Senior Indebtedness" of the Borrower under and as defined in the Senior Note Indentures.

SECTION 5.   CONDITIONS PRECEDENT

5.1   Conditions to Initial Extension of Credit. The agreement of each Lender to make the initial extension of credit requested to be made by it is subject to the satisfaction, prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent:

(a) Credit Agreement; Pledge Agreement. The Administrative Agent shall have received (i) this Agreement, executed and delivered by the Administrative Agent, the Borrower and each Lender listed on Schedule 1.1A, (ii) the Pledge Agreement, executed and delivered by the Borrower and (iii) an Acknowledgement and Consent in the form attached to the Pledge Agreement, executed and delivered by each Issuer (as defined therein), if any, that is not a Loan Party.

(b) Financial Statements. The Lenders shall have received (i) audited consolidated financial statements of the Borrower and its consolidated Subsidiaries for the 2009, 2010 and 2011 fiscal years ended December 31st of each such year and (ii) unaudited interim consolidated financial statements of the Borrower and its consolidated Subsidiaries for each fiscal quarter ended after the date of the latest applicable financial statements delivered pursuant to clause (i) of this paragraph as to which such interim financial statements are available, and such financial statements shall not, in the reasonable judgment of the Lenders, reflect any material adverse change in the consolidated financial condition of the Borrower and its consolidated Subsidiaries since the most recent audited financial statements.

(c) Lien Searches. The Administrative Agent shall have received the results of a recent Lien search with respect to each Loan Party, and such search shall reveal no Liens on any of the assets of the Loan Parties except for Liens permitted by Section 7.3 or discharged on or prior to the Closing Date pursuant to documentation satisfactory to the Administrative Agent.

(d) Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses required to be paid and for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date. At the option of the Borrower, all such amounts will be paid with proceeds of Revolving Loans made on the Closing Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Closing Date.

(e) Closing Certificate; Certified Certificate of Incorporation; Good Standing Certificates. The Administrative Agent shall have received (i) a certificate of the Borrower, dated the Closing Date, substantially in the form of Exhibit C, with appropriate insertions and attachments, including the certificate of incorporation of the Borrower certified by the Secretary of State of the State of Delaware, and (ii) a long form good standing certificate for the Borrower from the Secretary of State of the State of Delaware.

(f) Legal Opinions. The Administrative Agent shall have received the legal opinion of Bingham McCutchen LLP, counsel to the Borrower and its Subsidiaries, substantially in the form of Exhibit E which shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.

(g) Pledged Stock; Stock Powers. The Administrative Agent shall have received the certificates representing the shares of Capital Stock pledged pursuant to the Pledge Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof.

For the purpose of determining compliance with the conditions specified in this Section 5.1, each Lender that has signed this Agreement shall be deemed to have accepted, and to be satisfied with, each document or other matter required under this Section 5.1 unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

5.2   Conditions to Each Extension of Credit. The agreement of each Lender to make any extension of credit requested to be made by it on any date (including its initial extension of credit) is subject to the satisfaction of the following conditions precedent:

(a) Representations and Warranties. Each of the representations and warranties made by the Borrower in or pursuant to the Loan Documents shall be true and correct in all material respects (unless qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of such date as if made on and as of such date (except to the extent that such representations and warranties refer to an earlier date, in which case they shall be true and correct in all material respects (unless qualified by materiality, in which case such representations and warranties shall be true and correct in all respects) on and as of such earlier date).

(b) No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.

Each borrowing by and issuance of a Letter of Credit on behalf of the Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date of such extension of credit that the conditions contained in this Section 5.2 have been satisfied.

SECTION 6.   AFFIRMATIVE COVENANTS

The Borrower hereby agrees that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Revolving Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall and shall cause each of its Restricted Subsidiaries to:

6.1   Financial Statements. Furnish to the Administrative Agent and each Lender:

(a) as soon as available, but in any event within (i) 90 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the audited consolidated balance sheet of the Borrower and its consolidated Restricted Subsidiaries and (ii) 120 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the audited balance sheet of OpCo and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Ernst & Young or other independent certified public accountants of nationally recognized standing. Notwithstanding the foregoing, the obligations in this Section 6.1(a) may be deemed satisfied upon the filing of the Borrower's Form 10-K with the SEC;

(b) as soon as available, but in any event within 90 days after the end of each fiscal year of the Borrower ended December 31st of each such year, a copy of the unaudited balance sheet of OpCo and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such year and the related unaudited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments and the absence of footnotes). Notwithstanding the foregoing, the obligations in this Section 6.1(b) may be deemed satisfied upon the filing of the Borrower's Form 10-K with the SEC.

(c) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, (i) the unaudited consolidated balance sheet of the Borrower and its consolidated Restricted Subsidiaries and (ii) the unaudited balance sheet of OpCo and, if applicable, its consolidated Restricted Subsidiaries, in each case as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments and the absence of footnotes). Notwithstanding the foregoing, the obligations in this Section 6.1(c) may be deemed satisfied upon the filing of the Borrower's Form 10-Q with the SEC.

All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods.

6.2 Certificates; Other Information. Furnish to the Administrative Agent and each Lender (or, in the case of clause (h), to the relevant Lender):

(a) either (x) concurrently with the delivery of the financial statements referred to in Section 6.1(a) (or upon satisfaction of such delivery requirement upon the Borrower filing a Form 10-K with the SEC) or (y) as soon as available, but in any event within 90 days after the end of each fiscal year of the Borrower ended December 31st of such year, a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default, except as specified in such certificate;

(b) either (x) concurrently with the delivery of any of the financial statements referred to in Section 6.1 (or upon satisfaction of such delivery requirement upon the Borrower filing a Form 10-K or 10-Q, as applicable, with the SEC) or (y) as soon as available, but in any event within the applicable time periods specified in Section 6.1 for delivery of the applicable financial statements, (i) a certificate of a Responsible Officer stating that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and (ii) in the case of quarterly or annual financial statements, (A) a Compliance Certificate containing all information and calculations necessary for determining compliance by each Group Member with the provisions of Section 7.1 hereof as of the last day of the fiscal quarter or fiscal year of the Borrower, as the case may be, and (B) to the extent not previously disclosed to the Administrative Agent, (1) a description of any change in the jurisdiction of organization of any Loan Party and (2) a description of any Person that has become a Group Member, in each case since the date of the most recent report delivered pursuant to this clause (B) (or, in the case of the first such report so delivered, since the Closing Date);

(c) as soon as available, and in any event no later than 90 days after the end of each fiscal year of the Borrower, a detailed consolidated budget for the following fiscal year (including a projected consolidated balance sheet of the Borrower and its Restricted Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the "Projections"), which Projections shall in each case be accompanied by a certificate of a Responsible Officer stating that such Projections are based on reasonable estimates, information and assumptions;

(d) if the Borrower is no longer a public reporting company, within 45 days after the end of each fiscal quarter of the Borrower (or 90 days, in the case of the fourth fiscal quarter of each fiscal year), a narrative discussion and analysis of the financial condition and results of operations of the Borrower and its Restricted Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the portion of the Projections covering such periods and to the comparable periods of the previous year;

(e) (i) as soon as practical, but in any event no later than five (5) Business Days prior to the effectiveness thereof, notice of any proposed amendment, supplement, waiver or other modification with respect to the Senior Notes Indentures or the OpCo Notes Indenture (including, once available, a summary of the material terms thereof) and (ii) no later than three (3) Business Days prior to the effectiveness thereof, copies of substantially final drafts of such proposed amendment, supplement, waiver or other modification with respect to the Senior Notes Indentures or the OpCo Notes Indenture;

(f) if the Borrower is no longer a public reporting company, within five days after the same are sent, copies of all financial statements and reports that the Borrower sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, copies of all financial statements and reports that the Borrower may make to, or file with, the SEC;

(g) promptly following receipt thereof, copies of (i) any documents described in Section 101(k) or 101(l) of ERISA that any Group Member or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the relevant Group Members or ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plans, then, upon reasonable request of the Administrative Agent, such Group Member or the ERISA Affiliate shall promptly make a request for such documents or notices from such administrator or sponsor and the Borrower shall provide copies of such documents and notices to the Administrative Agent promptly after receipt thereof; and

(h) promptly, such additional financial and other information as any Lender may from time to time reasonably request.

6.3   Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature that, if not paid, could result in a Material Adverse Effect, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member.

6.4 <u>Maintenance of Existence; Compliance</u>. (a) (i) Preserve, renew and keep in full force and effect its organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except, in each case, as otherwise permitted by Section 7.4 and except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and (b) comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.5 <u>Maintenance of Property; Insurance</u>. (a) Keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted and (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business.

6.6 <u>Inspection of Property; Books and Records; Discussions</u>. (a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) upon reasonable prior notice and at reasonable times up to two times per year provided no Event of Default has occurred and is continuing, permit representatives of the Administrative Agent or any Lender (unless an Event of Default has occurred and is continuing, at the expense of the Administrative Agent or such Lender, as applicable) to visit and inspect any of its properties and examine and make abstracts from any of its books and records, and to discuss the business, operations, properties and financial and other condition of the Group Members with officers and employees of the Group Members and with their independent certified public accountants.

6.7 <u>Notices</u>. Promptly give notice to the Administrative Agent and each Lender of:

(a) the occurrence of any Default or Event of Default;

(b) any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding that may exist at any time between any Group Member and any Governmental Authority, that in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;

(c) any litigation or proceeding affecting any Group Member (i) in which the amount involved is $1,000,000 or more and not covered by insurance, (ii) in which injunctive or similar relief is sought or (iii) which relates to any Loan Document;

(d) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of any Group Member in an aggregate amount exceeding a material amount, as soon as possible and in any event within 10 days after the Borrower knows or has reason to know thereof; and

(e) any development or event that has had or could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 6.7 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the relevant Group Member proposes to take with respect thereto.

6.8   Environmental Laws. (a) Comply in all material respects with, and use all commercially reasonable efforts to ensure compliance in all material respects by all tenants and subtenants (if any) with, all applicable Environmental Laws, and obtain and comply in all material respects with and maintain, and use all commercially reasonable efforts to ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, registrations or permits required under applicable Environmental Laws.

(b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under applicable Environmental Laws and promptly comply in all material respects with the lawful orders and directives of Governmental Authorities regarding Environmental Laws.

6.9   Additional Collateral, etc. With respect to any Capital Stock of OpCo or any other Restricted Subsidiary issued after the Closing Date as to which the Administrative Agent, for the benefit of the Lenders, does not have a perfected Lien, the Borrower shall promptly (i) execute and deliver to the Administrative Agent such amendments to the Pledge Agreement or such other documents as the Administrative Agent deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a security interest in such property and (ii) take all actions necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest in such property, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Pledge Agreement or by law or as may be requested by the Administrative Agent.

6.10   Maintenance of Ratings. The Borrower will use commercially reasonable efforts to cause the public credit ratings issued by S&P and Moody's for the Senior Notes to be maintained (but not to obtain or maintain a specific rating).

SECTION 7.   NEGATIVE COVENANTS

The Borrower hereby agrees that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding or any Revolving Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

7.1   Financial Condition Covenants.

(a) Consolidated Capitalization Ratio. Permit the Consolidated Capitalization Ratio as at the last day of any period of four consecutive fiscal quarters of the Borrower (or, if less, the number of full fiscal quarters subsequent to the Closing Date) to exceed 0.65 to 1.0.

(b) OpCo Capitalization Ratio. Permit the OpCo Capitalization Ratio as at the last day of any period of four consecutive fiscal quarters of the Borrower (or, if less, the number of full fiscal quarters subsequent to the Closing Date) to exceed 0.50 to 1.0.

(c) Fixed Charge Coverage Ratio. Permit the Fixed Charge Coverage Ratio for any period of four consecutive fiscal quarters of the Borrower (or, if less, the number of full fiscal quarters subsequent to the Closing Date) to be less than 2.50 to 1.0.

7.2 <u>Indebtedness and Issuance of Preferred Stock</u>. Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, issue any Disqualified Stock or permit any Restricted Subsidiary to issue shares of preferred stock, except:

(a) Indebtedness of any Loan Party pursuant to any Loan Document;

(b) Indebtedness of the Borrower to any Restricted Subsidiary; <u>provided</u> that such Indebtedness may not be subsequently sold or transferred to any Person other than another Restricted Subsidiary;

(c) Guarantee Obligations incurred in the ordinary course of business by the Borrower or any of its Restricted Subsidiaries of obligations of the Borrower or any Restricted Subsidiary;

(d) Indebtedness outstanding on the date hereof and listed on Schedule 7.2(d) and any Permitted Refinancing Indebtedness incurred to refinance, refund, renew or extend debt incurred under this Section 7.2(d);

(e) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by Section 7.3(g) in an aggregate principal amount not to exceed $50,000,000 at any one time outstanding;

(f) (A) Indebtedness of the Borrower in respect of the Senior Notes and Indebtedness of OpCo in respect of the OpCo Notes and (B) Permitted Refinancing Indebtedness incurred to refinance, refund, renew or extend the Senior Notes or the OpCo Notes;

(g) Swap Agreements in the normal course of business and not for speculative purposes, designed to protect the Borrower or its Restricted Subsidiary against fluctuations in interest rates or currency exchange rates with respect to Indebtedness incurred or against fluctuations in the price of commodities used by that entity at the time;

(h) guarantees of Indebtedness of the Borrower or any Restricted Subsidiaries otherwise permitted;

(i) the accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock; provided that the amount thereof is included in the Fixed Charges of the Borrower as accrued;

(j) workers' compensation claims, self-insurance obligations, surety and similar bonds and completion guarantees in the ordinary course of business;

(k) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(l) agreements providing for indemnification, adjustment of purchase price or similar obligations incurred or assumed in connection with the disposition of any business, assets or capital stock of a Restricted Subsidiary;

(m) additional Indebtedness of the Borrower or any of its Restricted Subsidiaries in an aggregate principal amount (for the Borrower and all Restricted Subsidiaries) not to exceed the greater of (i) $250,000,000 and (ii) 15% of Consolidated Net Tangible Assets as set forth on the most recent quarterly balance sheet at any one time outstanding; and

(n) Indebtedness of OpCo owing to the Borrower in respect of the proceeds of the Revolving Loans made available to OpCo in support of working capital, capital expenditures and general corporate purposes of OpCo; provided that such Indebtedness may not be subsequently sold or transferred to any Person.

7.3   Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except:

(a) Liens for Taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Restricted Subsidiaries, as the case may be, in conformity with GAAP;

(b) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings;

(c) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation;

(d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any of its Restricted Subsidiaries;

(f) Liens in existence on the date hereof listed on Schedule 7.3(f), securing Indebtedness permitted by Section 7.2(d); provided that no such Lien is spread to cover any additional property after the Closing Date (other than after-acquired property affixed thereto and proceeds and products thereof) and that the amount of Indebtedness secured thereby is not increased (except as permitted under Section 7.2(d));

(g) Liens securing Indebtedness of the Borrower or any Restricted Subsidiary incurred pursuant to Section 7.2(e) to finance the acquisition of fixed or capital assets, provided that (i) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (iii) the amount of Indebtedness secured thereby is not increased;

(h) Liens created pursuant to the Security Documents, including without limitation, Liens securing Obligations with respect to Specified Swap Agreements;

(i) any interest or title of a lessor under any lease entered into by the Borrower or any Restricted Subsidiary in the ordinary course of its business and covering only the assets so leased

(j) Liens in favor of the Borrower;

(k) Liens on property of Restricted Subsidiaries to secure Indebtedness of any Restricted Subsidiaries, where permitted by this Agreement to be incurred;

(l) existing Liens on property of an entity merged or consolidated with the Borrower or any Restricted Subsidiary or otherwise becomes a Restricted Subsidiary (and in existence prior to the contemplation of such merger or consolidation or such entity becoming a Restricted Subsidiary of the Borrower and do not extend to any assets other than those of such entity);

(m) existing Liens on acquired property (and in existence prior to the contemplation of such acquisition and do not extend to any assets other than such acquired property);

(n) Liens on assets or Capital Stock of Unrestricted Subsidiaries that secure Non-Recourse Debt;

(o) Liens securing Swap Agreements permitted under Section 7.11;

(p) liens arising solely by virtue of any statutory or common law provisions relating to banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that (i) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Borrower in excess of those set forth by regulations promulgated by the Board and (ii) such deposit account is not intended by the Borrower or any Restricted Subsidiary to provide collateral to the depositary institution;

(q) judgment liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

(r) Liens not otherwise permitted by this Section so long as (A) neither (i) the aggregate outstanding principal amount of the obligations secured thereby nor (ii) the aggregate fair market value (determined as of the date such Lien is incurred) of the assets subject thereto exceeds (as to the Borrower and all Restricted Subsidiaries) $25,000,000 at any one time and (B) such Liens do not encumber the Collateral.

7.4   Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), create Subsidiaries organized outside the United States or Dispose of all or substantially all of its property or business, except that:

(a) any Restricted Subsidiary of the Borrower may be merged or consolidated with or into the Borrower or another Restricted Subsidiary of the Borrower (provided that the Borrower or a Loan Party shall be the continuing or surviving corporation);

(b) any Restricted Subsidiary of the Borrower may Dispose of any or all of its assets (i) to the Borrower or another Restricted Subsidiary of the Borrower (upon voluntary liquidation or otherwise) or (ii) pursuant to a Disposition permitted by Section 7.5; and

(c) any Permitted Investment may be structured as a merger, consolidation or amalgamation.

7.5   Disposition of Property. Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Restricted Subsidiary, issue or sell any shares of such Restricted Subsidiary's Capital Stock to any Person, except:

(a) the Disposition of obsolete or worn out property or Cash Equivalents in the ordinary course of business;

(b)   the sale of inventory in the ordinary course of business;

(c) Dispositions permitted by clause (i) of Section 7.4(b);

(d) the sale or issuance of any Restricted Subsidiary's Capital Stock to the Borrower;

(e) Dispositions of equipment or other property, provided such equipment or other property is promptly replaced by the Borrower or any of its Restricted Subsidiaries with suitable substitute equipment of substantially the same character and quality and at least equivalent useful life and utility to the extent that the failure to replace such equipment could reasonably be expected to have a Material Adverse Effect;

(f) Dispositions of accounts receivable in connection with the collection of money owed to the Borrower or any of its Restricted Subsidiaries; and

(g) the Disposition of other property having a fair market value not to exceed $50,000,000 in the aggregate.

7.6   Restricted Payments. (i) Declare or pay any dividend (other than dividends payable solely in common stock of the Person making such dividend) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock of any Group Member or any Indebtedness that is subordinated to the Obligations hereunder (except a payment of interest or principal on the maturity date thereof), whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Group Member or (ii) make any Restricted Investment (collectively, "Restricted Payments"), except that:

(a)   any Restricted Subsidiary may make Restricted Payments to the Borrower;

(b) if no Default or Event of Default shall have occurred and be continuing at the time such Restricted Payments are made, the Borrower or any Restricted Subsidiary may make additional Restricted Payments (taken together with all other Restricted Payments permitted under this Agreement other than those made pursuant to Section 7.6 (c)(ii), (c)(iii) and (c)(v)) not to exceed the sum of:

(i)   the cumulative Available Cash Flow since the Measurement Date;

(ii)   100% of the aggregate net cash proceeds received by the Borrower after the Measurement Date as a contribution to its common equity capital or from the issue or sale of Capital Stock of the Borrower (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Borrower that have been converted into or exchanged for such Capital Stock, or other Disqualified Stock outstanding after the Measurement Date that has been voluntarily converted to Capital Stock (other than Capital Stock (or Disqualified Stock or debt securities) sold to a Subsidiary of the Borrower),

(iii)   to the extent that any Restricted Investment was made after the Measurement Date and is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Investment, including without limitation repayment of principal of any Investment constituting a loan or advance (less the cost of disposition, if any); and

(iv)   to the extent that any Unrestricted Subsidiary of the Borrower is designated as a Restricted Subsidiary after the Measurement Date, the fair market value of the Borrower's Investment in such Subsidiary as of the date of such designation; and

(c) if no Default or Event of Default shall have occurred and is continuing or would be caused thereby, the Borrower may make the following Restricted Payments:

(i)   the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Agreement; provided that (i) no Default or Event of Default shall have occurred and be continuing at the time such Restricted Payments are made;

(ii)   the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Borrower or of any Capital Stock of the Borrower in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Borrower) of, Capital Stock of the Borrower (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (b)(ii) above;

(iii)   the payment of any dividend by a Restricted Subsidiary of the Borrower to the holders of its Capital Stock on a pro rata basis;

(iv)   the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Borrower or any Restricted Subsidiary held by any current or former director, officer or employee of the Borrower (or any of its Restricted Subsidiaries) pursuant to any equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed $5,000,000 in any twelve-month period (with amounts not being used in any twelve-month period being carried forward to the next twelve-month period; provided that such aggregate amount in any twelve-month period may not exceed $15.0 million);

(v)   Restricted Payments made in connection with Permitted Investments;

(vi)   the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of the Borrower with the net cash proceeds from an incurrence of Indebtedness permitted pursuant to Section 7.2(d); and

(vii)   other Restricted Payments in an aggregate amount since the Closing Date not to exceed $50,000,000.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Borrower or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

7.7   Optional Payments and Modifications of Certain Debt Instruments. (a) Make or offer to make any optional or voluntary payment, prepayment, repurchase or redemption of or otherwise optionally or voluntarily defease or segregate funds with respect to the Senior Notes; (b) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the material terms of the Senior Notes or the OpCo Notes (other than any such amendment, modification, waiver or other change that (i) would extend the maturity or reduce the amount of any payment of principal thereof or reduce the rate or extend any date for payment of interest thereon and (ii) does not involve the payment of a consent fee); (c) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of any redeemable preferred stock (other than any such amendment, modification, waiver or other change that (i) would extend the scheduled redemption date or reduce the amount of any scheduled redemption payment or reduce the rate or extend any date for payment of dividends thereon and (ii) does not involve the payment of a consent fee); or (d) designate any Indebtedness (other than obligations of the Loan Parties pursuant to the Loan Documents) as "Designated Senior Indebtedness" (or any other defined term having a similar purpose) for the purposes of the Senior Note Indenture.

7.8   Investments. Make any Investments, except for (i) Permitted Investments or (ii) Restricted Investments permitted pursuant to Section 7.6.

7.9   Transactions with Affiliates. Except as set forth in Schedule 7.9, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate unless such transaction is (a) otherwise permitted under this Agreement, (b) (i) in the ordinary course of business of the relevant Group Member and (ii) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm's length transaction with a Person that is not an Affiliate, or (c) between or among the Borrower and/or its Restricted Subsidiaries.

7.10   Sales and Leasebacks. Enter into any arrangement with any Person providing for the leasing by any Group Member of real or personal property that has been or is to be sold or transferred by such Group Member to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of such Group Member.

7.11   Swap Agreements. Enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which the Borrower or any Restricted Subsidiary has actual exposure (other than those in respect of Capital Stock or the Senior Notes) and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Restricted Subsidiary.

7.12   Changes in Fiscal Periods. Permit the fiscal year of the Borrower to end on a day other than December 31st or change the Borrower's method of determining fiscal quarters.

7.13   Negative Pledge Clauses. Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of any Group Member to create, incur, assume or suffer to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, other than (a) the Senior Notes Indentures, the OpCo Notes Indenture and this Agreement and the other Loan Documents, (b) any agreements governing any purchase money Liens or Capital Lease Obligations otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby) , (c) those restrictions imposed by Requirements of Law, (d) any agreements to which a Restricted Subsidiary is a party when it becomes a Restricted Subsidiary of the Borrower, (e) agreements with respect to Dispositions permitted under Section 7.5 and (f) leases with customary restrictions on assignment.

7.14   Clauses Restricting Subsidiary Distributions. Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Borrower to (a) make Restricted Payments in respect of any Capital Stock of such Restricted Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Restricted Subsidiary of the Borrower, (b) make loans or advances to, or other Investments in, the Borrower or any other Restricted Subsidiary of the Borrower or (c) transfer any of its assets to the Borrower or any other Restricted Subsidiary of the Borrower, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under the Loan Documents, the Senior Notes Indentures , the OpCo Notes Indenture or Requirements of Law and (ii) any restrictions with respect to a Restricted Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary.

7.15   Lines of Business. Enter into any business, either directly or through any Restricted Subsidiary, except for those businesses in which the Borrower and its Restricted Subsidiaries are engaged on the date of this Agreement or that are reasonably related thereto.

7.16   Designation of Restricted and Unrestricted Subsidiaries. Designate any Subsidiary as an Unrestricted Subsidiary; provided that the Borrower may create a Subsidiary after the Closing Date to be designated an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default; provided further that in no event will OpCo, any Subsidiary of OpCo or any business operated by OpCo at any time be transferred to, held by or designated as an Unrestricted Subsidiary. If a Restricted Subsidiary is created after the Closing Date and designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Borrower and its Restricted Subsidiaries in such Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 7.6 hereof or under clause (xii) of the definition of Permitted Investments calculated on a pro forma basis as if such designation had occurred at the beginning of the four quarter reference period. That designation will be permitted only if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Additionally, the Borrower may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default or Event of Default hereunder; provided that any outstanding Indebtedness of such Unrestricted Subsidiary will be deemed an incurrence of Indebtedness by a Restricted Subsidiary of the Borrower and will reduce the amount available for Indebtedness under Section 7.2 hereof calculated on a pro forma basis as if such designation had occurred at the beginning of the four quarter reference period.

SECTION 8. EVENTS OF DEFAULT

If any of the following events shall occur and be continuing:

(a) the Borrower shall fail to pay any principal of any Revolving Loan or Reimbursement Obligation when due in accordance with the terms hereof; or the Borrower shall fail to pay any interest on any Revolving Loan or Reimbursement Obligation, or any other amount payable hereunder or under any other Loan Document, within five days after any such interest or other amount becomes due in accordance with the terms hereof; or

(b) any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or

(c) any Loan Party shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 6.4(a) (with respect to the Borrower only), Section 6.7(a) or Section 7 of this Agreement or Section 3.2(b) of the Pledge Agreement; or

(d) any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of 30 days after notice to the Borrower from the Administrative Agent or the Required Lenders; provided, that if (i) such default cannot be cured in such 30-day period, (ii) such failure is susceptible of cure, (iii) the Loan Parties are proceeding with diligence and in good faith to cure such failure, and (iv) the Administrative Agent shall have received a certificate signed by an authorized officer of the Borrower to the effect of clauses (i), (ii) and (iii) above and stating what action the Borrower is taking to cure such failure then such 30-day cure period shall be extended to such date, not to exceed a total of 60 days, as shall be necessary for the applicable Loan Party to diligently cure such failure; or

(e) any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Obligations) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable; provided, that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and (iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the aggregate outstanding principal amount of which is $50,000,000 or more; or

(f) (i) any Group Member shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against any Group Member any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any Group Member any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Group Member shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Group Member shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or (vi) any Group Member shall make a general assignment for the benefit of its creditors; or

(g) an ERISA Event shall have occurred which has resulted or could reasonably be expected to result in a Material Adverse Effect; or

(h) one or more judgments or decrees shall be entered against any Group Member involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $50,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof; or

(i) any of the Security Documents shall cease, for any reason, to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall so assert, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby (except if caused by the Administrative Agent's failure to maintain possession of the stock certificates); or

(j) (i) the Permitted Investors shall cease to have the power to vote or direct the voting of securities having a majority of the ordinary voting power for the election of directors of the Borrower (determined on a fully diluted basis); (ii) the board of directors of the Borrower shall cease to consist of a majority of Continuing Directors; (iii) a Specified Change of Control shall occur or (iv) the Borrower shall cease to own and control, of record and beneficially, directly, 100% of each class of outstanding Capital Stock of OpCo free and clear of all Liens (except Liens created by the Pledge Agreement);

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Commitments shall immediately terminate and the Revolving Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower declare the Revolving Commitments to be terminated forthwith, whereupon the Revolving Commitments shall immediately terminate; and (ii) with the consent of the

Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Revolving Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) to be due and payable forthwith, whereupon the same shall immediately become due and payable. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, the Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts held in such cash collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other obligations of the Borrower hereunder and under the other Loan Documents. After all such Letters of Credit shall have expired or been fully drawn upon, all Reimbursement Obligations shall have been satisfied and all other obligations of the Borrower hereunder and under the other Loan Documents shall have been paid in full, the balance, if any, in such cash collateral account shall be returned to the Borrower (or such other Person as may be lawfully entitled thereto). Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.

SECTION 9.   THE AGENTS

9.1   Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

9.2   Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys in-fact selected by it with reasonable care.

9.3   Exculpatory Provisions. Neither any Agent nor any of their respective officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person's own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any

Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

9.4   Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy or email message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Revolving Loans.

9.5   Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

9.6   Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Revolving Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, advisors, attorneys-in-fact or affiliates.

9.7   Indemnification. The Lenders agree to indemnify each Agent and its officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an "Agent Indemnitee") (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Revolving Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Revolving Loans) be imposed on, incurred by or asserted against such Agent Indemnitee in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent Indemnitee under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent Indemnitee's gross negligence or willful misconduct. The agreements in this Section shall survive the termination of this Agreement and the payment of the Revolving Loans and all other amounts payable hereunder.

9.8   Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Revolving Loans made or renewed by it and with respect to any Letter of Credit issued or participated in by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms "Lender" and "Lenders" shall include each Agent in its individual capacity.

9.9   Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 10 days' notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 8(a) or Section 8(f) with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Revolving Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 10 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 9 and of Section 10.5 shall continue to inure to its benefit.

9.10   Arrangers and Syndication Agent. Neither the Arrangers nor the Syndication Agent shall have any duties or responsibilities hereunder in their respective capacities as such.

SECTION 10. MISCELLANEOUS

10.1   Amendments and Waivers. Neither this Agreement, any other Loan Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 10.1. The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall

(i) forgive the principal amount or extend the final scheduled date of maturity of any Revolving Loan, reduce the stated rate of any interest or fee payable hereunder (except in connection with the waiver of applicability of any post-default increase in interest rates (which waiver shall be effective with the consent of the Required Lenders) or extend the scheduled date of any payment thereof, or increase the amount or extend the expiration date of any Lender's Revolving Commitment, in each case without the written consent of each Lender directly adversely affected thereby;

(ii) eliminate or reduce the voting rights of any Lender under this Section 10.1 without the written consent of such Lender;

(iii) amend the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents, release all or substantially all of the Collateral, in each case without the written consent of all Lenders;

 (iv) amend, modify or waive any provision of Section 9 or any other provision of any Loan Document that affects the Administrative Agent without the written consent of the Administrative Agent; or

(v) amend, modify or waive any provision of Section 3 without the written consent of the Issuing Lender.

Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Revolving Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share in the benefits of this Agreement and the other Loan Documents with the Revolving Extensions of Credit and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.

Furthermore, notwithstanding the foregoing, the Administrative Agent, with the consent of the Borrower, may amend, modify or supplement any Loan Document without the consent of any Lender or the Required Lenders in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Loan Document.

10.2   Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Borrower and the Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

Borrower:	4700 Highway 56 Owensboro, KY 42301 Attention: Beverly Griffith Facsimile: (270) 852-5010 Telephone: (270) 852-5000
Administrative Agent:	Royal Bank of Canada 4th Floor, 20 King Street West, Toronto, Ontario M5H 1C4 Attention: Manager, Agency Services Group Facsimile: 416-842-4023

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

10.3   No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.4   Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Revolving Loans and other extensions of credit hereunder.

10.5   Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent and the Syndication Agent for all their respective reasonable and documented out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of one counsel to the Administrative Agent and the Syndication Agent and filing and recording fees and expenses, with statements with respect to the foregoing to be submitted to the Borrower prior to the Closing Date (in the case of amounts to be paid on the Closing Date) and from time to time thereafter on a quarterly basis or such other periodic basis as the Administrative Agent shall deem appropriate, (b) to pay or reimburse each Lender, the Issuing Lender and the Administrative Agent for all its reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, including the reasonable and documented fees and disbursements of one counsel to the Administrative Agent and the Lenders, one local and regulatory counsel in the jurisdiction in which the Collateral is located, and one additional counsel in the event of a conflict between the Administrative Agent and the Lenders, (c) to pay, indemnify, and hold each Lender, the Issuing Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other recording Taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender, the Issuing Lender and the Administrative Agent, their respective affiliates, and their respective officers, directors, employees, agents, advisors and controlling persons (each, an "Indemnitee") harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any claim, litigation, investigation or proceeding regardless of whether any Indemnitee is a party thereto and whether or not the same are brought by the Borrower, its equity holders, affiliates or creditors or any other Person, including any of the foregoing relating to the use of proceeds of the Revolving Loans or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of any Group Member or any of the Properties and the reasonable fees and expenses of one legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Loan Document (all the foregoing in this clause (d), collectively, the "Indemnified Liabilities"), provided that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or the material breach of the Loan Documents by such Indemnitee, and provided, further, that this Section 10.5(d) shall not apply with respect to Taxes other than any Taxes that represent losses or damages arising from any non-Tax claim. Without limiting the foregoing, and to the extent permitted by applicable law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any

Indemnitee. No Indemnitee shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee. No Indemnitee shall be liable for any indirect, special, exemplary, punitive or consequential damages in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. All amounts due under this Section 10.5 shall be payable not later than 10 days after written demand therefor. Statements payable by the Borrower pursuant to this Section 10.5 shall be submitted to Susanne Harris (Telephone No. (270) 852-5000) (Facsimile No. (270) 852-5011), at the address of the Borrower set forth in Section 10.2, or to such other Person or address as may be hereafter designated by the Borrower in a written notice to the Administrative Agent. The agreements in this Section 10.5 shall survive the termination of this Agreement and the repayment of the Revolving Loans and all other amounts payable hereunder.

10.6   Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any affiliate of the Issuing Lender that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (each, an "Assignee"), other than a natural person or a Defaulting Lender, all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Revolving Loans at the time owing to it) with the prior written consent of:

(A) the Borrower (such consent not to be unreasonably withheld), provided that no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund (as defined below) or, if an Event of Default has occurred and is continuing, any other Person; and provided, further, that (x) the Borrower shall be deemed to have consented to any such assignment unless the Borrower shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof and (y) the Borrower shall not be deemed to be unreasonable in withholding its consent to an assignment to any Persons that are engaged as principals primarily in private equity or venture capital or any of such Persons' Affiliates; and

(B) the Administrative Agent.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Commitments or Revolving Loans under the Revolving Facility, the amount of the Commitments or Revolving Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;

(B) (1) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 and (2) the assigning Lender shall have paid in full any amounts owing by it to the Administrative Agent; and

(C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee's compliance procedures and applicable laws, including federal and state securities laws.

For the purposes of this Section 10.6, "Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Assumption the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 10.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount (and stated interest) of the Revolving Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Lender and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Assignee, the Assignee's completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (other than a natural person or a Defaulting Lender) (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitments and the Revolving Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (i) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 10.1 and (ii) directly affects such Participant. Each Lender that sells a participation agrees, at the Borrower's request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.16 with respect to any Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.14 (subject to the requirements and limitations therein, including the requirements under Section 2.13(f) (it being understood that the documentation required under Section 2.13(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant (i) agrees to be subject to the provisions of Sections 2.12 and 2.13 as if it were an assignee under paragraph (b) of this Section and (ii) shall not be entitled to receive any greater payment under Sections 2.12 or 2.13, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from an adoption of or any change in any Requirement of Law or in the interpretation or application thereof or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority made subsequent to the date hereof that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.7(b) as though it were a Lender, provided such Participant shall be subject to Section 10.7(a) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Revolving Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant's interest in any Commitments, Revolving Loans, Letters of Credit or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Commitment, Revolving Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

10.7   Adjustments; Set-off. (a) Except to the extent that this Agreement or a court order expressly provides for payments to be allocated to a particular Lender or to the Lenders the Revolving Facility, if any Lender (a "Benefitted Lender") shall receive any payment of all or part of the

Obligations owing to it (other than in connection with an assignment made pursuant to Section 10.6), or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 8(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, if an Event of Default has occurred and is continuing and upon any Obligations becoming due and payable by the Borrower (whether at the stated maturity, by acceleration or otherwise), to apply to the payment of such Obligations, by setoff or otherwise, any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender, any affiliate thereof or any of their respective branches or agencies to or for the credit or the account of the Borrower; provided that if any Defaulting Lender shall exercise any such right of setoff, (i) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of this Agreement and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Lender and the Lenders and (ii) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Defaulting Lender as to which it exercised such right of set-off. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such application made by such Lender, provided that the failure to give such notice shall not affect the validity of such application.

10.8   Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

10.9   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.10   Integration. This Agreement and the other Loan Documents represent the entire agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

10.11 **GOVERNING LAW.** **THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.**

10.12 <u>Submission To Jurisdiction; Waivers</u>. The Borrower hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof; <u>provided</u>, that nothing contained herein or in any other Loan Document will prevent any Lender or the Administrative Agent from bringing any action to enforce any award or judgment or exercise any right under the Security Documents or against any Collateral or any other property of any Loan Party in any other forum in which jurisdiction can be established;

(b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower, as the case may be at its address set forth in Section 10.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law; and

(e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any indirect, special, exemplary, punitive or consequential damages.

10.13 <u>Acknowledgements</u>. The Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Loan Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Loan Documents, irrespective of whether the Credit Parties have advised or are advising the Loan Parties on other matters, and the relationship between the Credit Parties, on the one hand, and the Loan Parties, on the other hand, in connection herewith and therewith is solely that of creditor and debtor, (b) the Credit Parties, on the one hand, and the Loan Parties, on the other hand, have an arm's length business relationship that does not directly or indirectly give rise to, nor do the Loan Parties rely on, any fiduciary duty to the Loan Parties or their affiliates on the part of the Credit Parties, (c) the Loan Parties are capable of evaluating and understanding, and the Loan Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Loan Documents, (d) the Loan Parties have been advised that the Credit Parties are engaged in a broad range of transactions that may involve interests that differ from the Loan Parties' interests and that the Credit Parties have no obligation to disclose such interests and transactions to the Loan Parties, (e) the Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Loan Parties have deemed appropriate in the negotiation, execution and delivery of this Agreement and the other Loan

Documents, (f) each Credit Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Loan Parties, any of their affiliates or any other Person, (g) none of the Credit Parties has any obligation to the Loan Parties or their affiliates with respect to the transactions contemplated by this Agreement or the other Loan Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Credit Party and the Loan Parties or any such affiliate and (h) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Credit Parties or among the Loan Parties and the Credit Parties.

10.14   Releases of Guarantees and Liens. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.1) to take any action requested by the Borrower having the effect of releasing any Collateral or guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 10.1 or (ii) under the circumstances described in paragraph (b) below.

(b) At such time as the Revolving Loans, the Reimbursement Obligations and the other obligations under the Loan Documents (other than obligations under or in respect of Specified Swap Agreements and contingent indemnification obligations not then due and payable) shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding, the Collateral shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the Security Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

10.15   Confidentiality. Each of the Administrative Agent and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party, the Administrative Agent or any Lender pursuant to or in connection with this Agreement that is designated by the provider thereof as confidential; provided that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such information (a) to the Administrative Agent or any other Lender or to any Affiliate thereof that needs such information in connection with the transactions contemplated by the Loan Documents (it being understood that such Persons to whom disclosure is made will be informed of the confidential nature of such information and be instructed to keep it confidential), (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its Affiliates (it being understood that such Persons to whom disclosure is made will be informed of the confidential nature of such information and be instructed to keep it confidential), (d) upon the request or demand of any Governmental Authority, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) if required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed other than as a result of a breach of this Section, (h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender's investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Loan Document, or (j) if agreed by the Borrower in its sole discretion, to any other Person.

Each Lender acknowledges that information furnished to it pursuant to this Agreement or the other Loan Documents may include material non-public information concerning the Borrower and its

Affiliates and their related parties or their respective securities, and confirms that it has developed compliance procedures regarding the use of material non-public information and that it will handle such material non-public information in accordance with those procedures and applicable law, including federal and state securities laws.

All information, including requests for waivers and amendments, furnished by the Borrower or the Administrative Agent pursuant to, or in the course of administering, this Agreement or the other Loan Documents will be syndicate-level information, which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities. Accordingly, each Lender represents to the Borrower and the Administrative Agent that it has identified in its administrative questionnaire a credit contact who may receive information that may contain material non-public information in accordance with its compliance procedures and applicable law, including federal and state securities laws.

10.16 **WAIVERS OF JURY TRIAL. THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.**

10.17 USA Patriot Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Patriot Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

SOUTHERN STAR CENTRAL CORP.

By: _____
Name: Susanne Harris
Title: Chief Financial Officer and Treasurer

ROYAL BANK OF CANADA, as
Administrative Agent

By:
  Name: Ann Hurley
  Title: Manager, Agency

ROYAL BANK OF CANADA, as a Lender and
Issuing Bank

By:_____
  Name:
  Title:

ROYAL BANK OF CANADA, as
Administrative Agent

By:_____
    Name:
    Title:

ROYAL BANK OF CANADA, as a Lender and
Issuing Bank

By:_____
    Name: **Kristan Spivey**
    Title: **Authorized Signatory**

[Signature Page to the Credit Agreement]

U.S. BANK, NATIONAL ASSOCIATION, as a
Lender

By: _____

Name: Tom E Bash

Title: Vice President

Schedule 1.1A

Commitment Amounts of the Lenders

Name and Address of Lender	Revolving Commitment
RBC Capital Markets 3 World Financial Center 200 Vesey Street, 9th Floor New York, New York 10281	$42,250,000.00
U.S. Bank, N.A. 700 Frederica Street Owensboro, KY 42301	$22,750,000.00
Aggregate Commitments	**$65,000,000.00**

Schedule 4.4

Consents, Authorizations, Filings and Notices

Southern Star Central Corp. Action by Consent of the Board of Directors in Lieu of Meeting Dated June 29, 2012

Form 8-K filed with the United States Securities and Exchange Commission

Notifications to The Bank of New York Mellon Trust Company, N.A., Trustee for the Senior Notes

Schedule 4.15

Subsidiaries

Name	Jurisdiction of Incorporation	Percentage Ownership
Southern Star Central Gas Pipeline, Inc.	Delaware	100%

Schedule 4.19(a)

UCC Filing Jurisdictions

UCC Filing Office of the Secretary of State of the State of Delaware

Schedule 7.2(d)

Existing Indebtedness

1. Borrower – 6.75% Registered Senior Notes due 2016
2. Borrower – 6.75% Unregistered Senior Notes due 2016
3. OpCo – 6.0% Senior Notes due 2016
4. OpCo – Capitalized Lease Obligations in the approximate aggregate amount of $4,495,000

Schedule 7.3(f)

Existing Liens

OpCo Capitalized Lease Obligations in the approximate aggregate amount of $4,495,000

Schedule 7.9

Transactions with Affiliates

EFS-SSCC Holdings, L.L.C., Southern Star Central Corp., and Southern Star Central Gas Pipeline, Inc. Federal and State Income Tax Policy dated August 12, 2005.

Cash Management Program for Southern Star Central Corp. and Southern Star Central Gas Pipeline, Inc. dated June 16, 2006.

Operating Company Services Agreement between Southern Star Central Gas Pipeline, Inc. and EFS Services, LLC dated August 11, 2005, as amended on February 28, 2011.

Administrative Services Agreement between Southern Star Central Corp., EFS-SSCC Holdings, L.L.C. and EFS Services, LLC dated August 11, 2005.

Administrative Services Agreement between Southern Star Central Corp., EFS-SSCC Holdings, L.L.C. and MSIP Southern Star L.L.C. dated January 23, 2012.

**FORM OF
PLEDGE AGREEMENT**

[SEE ATTACHED]

FORM OF
COMPLIANCE CERTIFICATE

This Compliance Certificate is delivered pursuant to Section 6.2(b) of the Revolving Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

1.   I am the duly elected, qualified and acting [Chief Financial Officer] of the Borrower.

2.   I have reviewed and am familiar with the contents of this Certificate.

3.   I have reviewed the terms of the Credit Agreement and the Loan Documents and have made or caused to be made under my supervision, a review in reasonable detail of the transactions and condition of the Borrower during the accounting period covered by the financial statements attached hereto as Attachment 1 (the "Financial Statements"). Such review did not disclose the existence during or at the end of the accounting period covered by the Financial Statements, and I have no knowledge of the existence, as of the date of this Certificate, of any condition or event which constitutes a Default or Event of Default[, except as set forth below].

4.   Attached hereto as Attachment 2 are the computations showing compliance with the covenants set forth in Section 7.1 of the Credit Agreement.

IN WITNESS WHEREOF, I have executed this Certificate this _____ day of _____, 20__.

_____
Name:
Title:

Attachment 1
to Compliance Certificate

[Attach Financial Statements]

Attachment 2
to Compliance Certificate

The information described herein is as of _____________, ____, and pertains to the period from _____________, ____ to _________________, ____.

[Set forth Covenant Calculations]

EXHIBIT C

FORM OF
CLOSING CERTIFICATE

Pursuant to Section 5.1(e) of the Revolving Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"; terms defined therein being used herein as therein defined), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"), the undersigned [INSERT TITLE OF OFFICER] of [INSERT NAME OF LOAN PARTY] (the "Certifying Loan Party") hereby certifies as follows:

1.   The representations and warranties of the Certifying Loan Party set forth in each of the Loan Documents to which it is a party or which are contained in any certificate furnished by or on behalf of the Certifying Loan Party pursuant to any of the Loan Documents to which it is a party are true and correct in all material respects on and as of the date hereof with the same effect as if made on the date hereof, except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date.

2.   _____ is the duly elected and qualified Corporate Secretary of the Certifying Loan Party and the signature set forth for such officer below is such officer's true and genuine signature.

3.   No Default or Event of Default has occurred and is continuing as of the date hereof or after giving effect to the Loans to be made on the date hereof and the use of proceeds thereof.

4.   The conditions precedent set forth in Section 5.1 of the Credit Agreement were satisfied as of the Closing Date.

The undersigned Corporate Secretary of the Certifying Loan Party certifies as follows:

5.   There are no liquidation or dissolution proceedings pending or to my knowledge threatened against the Certifying Loan Party, nor has any other event occurred adversely affecting or threatening the continued corporate existence of the Certifying Loan Party.

6.   The Certifying Loan Party is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization.

7.   Attached hereto as Annex 1 is a true and complete copy of resolutions duly adopted by the Board of Directors of the Certifying Loan Party on _____; such resolutions have not in any way been amended, modified, revoked or rescinded, have been in full force and effect since their adoption to and including the date hereof and are now in full force and effect and are the only corporate proceedings of the Certifying Loan Party now in force relating to or affecting the matters referred to therein.

8.   Attached hereto as Annex 2 is a true and complete copy of the By-Laws of the Certifying Loan Party as in effect on the date hereof.

9.   Attached hereto as Annex 3 is a true and complete copy of the Certificate of Incorporation of the Certifying Loan Party as in effect on the date hereof.

10. The following persons are now duly elected and qualified officers of the Certifying Loan Party holding the offices indicated next to their respective names below, and the signatures appearing opposite their respective names below are the true and genuine signatures of such officers, and each of such officers is duly authorized to execute and deliver on behalf of the Certifying Loan Party each of the Loan Documents to which it is a party and any certificate or other document to be delivered by the Certifying Loan Party pursuant to the Loan Documents to which it is a party:

<u>Name</u>   <u>Office</u>   <u>Signature</u>

_____

_____

_____

         IN WITNESS WHEREOF, the undersigned have hereunto set our names as of the date set forth below.

_____   _____
Name: Name:
Title: Title: Corporate Secretary

Date: _____, 20_

FORM OF
ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into between the Assignor named below (the "Assignor") and the Assignee named below (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor: _____

2. Assignee: _____
    [and is an Affiliate/Approved Fund of [*identify Lender*][1]]

3. Borrower(s): _____

4. Administrative Agent: _____, as administrative agent under the Credit Agreement

5. Credit Agreement: The Credit Agreement dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent").

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[1] Select as applicable.

6.   Assigned Interest:

Facility Assigned[2]	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[3]
	$	$	%
	$	$	%
	$	$	%

Effective Date: _____, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower, the Loan Parties and their Affiliates or their respective securities) will be made available and who may receive such information in accordance with the Assignee's compliance procedures and applicable laws, including Federal and state securities laws.

The terms set forth in this Assignment and Assumption are hereby agreed to:


ASSIGNOR

_____
NAME OF ASSIGNOR

By:_____
   Title:

ASSIGNEE

_____
NAME OF ASSIGNEE

By:_____
   Title:


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[2] Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "Revolving Commitment," "Tranche A Term Commitment," "Tranche B Term Commitment").

[3] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders.

[Consented to and]⁴ Accepted:

[NAME OF ADMINISTRATIVE AGENT], as
  Administrative Agent

By_____
  Title:

[Consented to:]⁵

[NAME OF BORROWER]

By_____
  Title:

[NAME OF ANY OTHER RELEVANT PARTY]

By_____
  Title:

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⁴ To be added only if the consent of the Administrative Agent is required by the terms of the Credit
  Agreement.

⁵ To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, Issuing
  Lender) is required by the terms of the Credit Agreement.

Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent").

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section [6.1][6] thereof, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender and (v) if it is a Non-U.S. Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

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[6] Reference the affirmative covenant requiring delivery of financial statements.

2. Payments.   From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by email or telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

FORM OF
LEGAL OPINION OF BINGHAM MCCUTCHEN LLP

[SEE ATTACHED]

**FORM OF
U.S. TAX COMPLIANCE CERTIFICATE**

(For Non-U.S. Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

        Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of July 3, 2012, among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

        Pursuant to the provisions of Section 2.13 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

        The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By:_____

     Name:

     Title:

Date: _____ __, 20__

FORM OF
U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of July 3, 2012, among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.13 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By:_____
    Name:
    Title:
Date: _____ __, 20__

FORM OF
U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of July 3, 2012, among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.13 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF PARTICIPANT]

By:_____
    Name:
    Title:
Date: _____ __, 20__

FORM OF
U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement (the "Credit Agreement"), dated as of July 3, 2012, among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Credit Agreement (the "Lenders") and ROYAL BANK OF CANADA, as administrative agent. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

Pursuant to the provisions of Section 2.13 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN from each of such partner's/member's beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

[NAME OF LENDER]

By: _____
     Name:
     Title:
Date: _____ __, 20__

FORM OF
NEW LENDER SUPPLEMENT

SUPPLEMENT, dated _____, to the Revolving Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, the Credit Agreement provides in Section 2.18(b) thereof that any bank, financial institution or other entity may become a party to the Credit Agreement with the consent of the Borrower and the Administrative Agent (which consent shall not be unreasonably withheld) in connection with a transaction described in Section 2.18(b) thereof by executing and delivering to the Borrower and the Administrative Agent a supplement to the Credit Agreement in substantially the form of this Supplement; and

WHEREAS, the undersigned now desires to become a party to the Credit Agreement;

NOW, THEREFORE, the undersigned hereby agrees as follows:

1.   The undersigned agrees to be bound by the provisions of the Credit Agreement, and agrees that it shall, on the date this Supplement is accepted by the Borrower and the Administrative Agent, become a Lender for all purposes of the Credit Agreement to the same extent as if originally a party thereto, with a Revolving Commitment of $_____.

2.   The undersigned (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Supplement and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to become a Lender, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.1 thereof, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Supplement on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender and (iv) if it is a Non-U.S. Lender, attached to this Supplement is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the undersigned, and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

3.   The undersigned's address for notices for the purposes of the Credit Agreement is as follows:

_____

_____

_____

IN WITNESS WHEREOF, the undersigned has caused this Supplement to be executed and delivered by a duly authorized officer on the date first above written.

[NAME OF LENDER]

By:_____
      Name:
      Title:

Accepted this ____ day of _____, 20__:

SOUTHERN STAR CENTRAL CORP.

By:_____
      Name:
      Title:

[NAME OF ADMINISTRATIVE AGENT],
as Administrative Agent

By:_____
      Name:
      Title:

FORM OF
INCREASED FACILITY ACTIVATION NOTICE—INCREMENTAL REVOLVING
COMMITMENTS

To: _____, as Administrative Agent
under the Credit Agreement referred to below

Reference is made to the Revolving Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation, (the "Borrower"), the Lenders party thereto and ROYAL BANK OF CANADA, as administrative agent (in such capacity, the "Administrative Agent"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement.

This notice is an Increased Facility Activation Notice referred to in the Credit Agreement, and the Borrower and each of the Lenders party hereto hereby notify you that:

1.   Each Lender party hereto agrees to obtain a Revolving Commitment or increase the amount of its Revolving Commitment as set forth opposite such Lender's name on the signature pages hereof under the caption "Incremental Revolving Commitment Amount".

2.   The Increased Facility Closing Date is _____.

3.   The aggregate amount of incremental Revolving Commitments contemplated hereby is $_____.

4.   The agreement of each Lender party hereto to obtain an incremental Revolving Commitment on the Increased Facility Closing Date is subject to the satisfaction of the following conditions precedent:

(a) The Administrative Agent shall have received this notice, executed and delivered by the Borrower and each Lender party hereto.

(b) [Insert other applicable conditions precedent, including, without limitation, delivery of a closing certificate from the Borrower and amendments to the Security Documents (to the extent necessary).][7]

(c) (i) Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of such date as if made on and as of such date and (ii) no Default or Event of Default shall have occurred and be continuing.

[Signature page follows]

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[7] To be agreed to by the Borrower and Administrative Agent.

SOUTHERN STAR CENTRAL CORP.

By:_____
    Name:
    Title:

Incremental Revolving Commitment Amount   [NAME OF LENDER]
$

By:_____
    Name:
    Title:

CONSENTED TO:
[NAME OF ADMINISTRATIVE AGENT],
as Administrative Agent

By:_____
    Name:
    Title:

EXHIBIT 10.2

PLEDGE AGREEMENT

PLEDGE AGREEMENT, dated as of July 3, 2012, made by SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Pledgor"), in favor of ROYAL BANK OF CANADA, as Administrative Agent (in such capacity, the "Administrative Agent") for the banks and other financial institutions or entities (the "Lenders") from time to time parties to the Revolving Credit Agreement, dated as of July 3, 2012 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among SOUTHERN STAR CENTRAL CORP., a Delaware corporation (the "Borrower"), the Lenders and the Administrative Agent.

W I T N E S S E T H:

WHEREAS, the Pledgor is the legal and beneficial owner of the shares of Pledged Stock (as hereinafter defined);

WHEREAS, it is a condition under the Credit Agreement that the Pledgor shall have executed and delivered this Pledge Agreement to the Administrative Agent for the ratable benefit of the Lenders;

WHEREAS, with respect to any Capital Stock of the Issuers as to which the Administrative Agent, for the ratable benefit of the Lenders, does not have a perfected Lien, the Borrower must execute and deliver to the Administrative Agent such amendments to the Pledge Agreement or such other documents as the Administrative Agent deems necessary or advisable to grant to the Administrative Agent, for the ratable benefit of the Lenders, a security interest in such property.

NOW, THEREFORE, in consideration of the premises and to induce the Secured Parties (as defined below) to enter into the Credit Agreement, the Pledgor hereby agrees with the Administrative Agent, for the ratable benefit of the Lenders, as follows:

SECTION 1.

DEFINED TERMS

1.1.   Defined Terms. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement, and the following terms shall have the following meanings:

"Capital Stock": any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing, but excluding any debt securities convertible into any of the foregoing.

"Certificated Security": as defined in Article 8 of the Code on the date hereof.

"Code": the Uniform Commercial Code from time to time in effect in the State of New York.

"Collateral": the Capital Stock of the Issuers.

"Excluded Assets": (i) any asset, interest or right to the extent the grant of a security interest therein is prohibited or restricted by any contract, indenture, instrument or other agreement or would give another party to any contract, indenture, instrument or other agreement the right to terminate its obligations thereunder and, in each case, consent under such contract, indenture, instrument or other agreement has not been obtained, provided that the foregoing limitation shall not affect, limit, restrict or impair the grant by the Pledgor of a security interest pursuant to this Agreement in any asset or right to the extent that Sections 9-406 and 9-408 of the Code as in effect on the date hereof would permit (and excuse any default or violation resulting therefrom) the creation of a security interest in such asset or right notwithstanding the provision of such agreement or instrument prohibiting the creation of a security interest therein or shall render such provision unenforceable, and (ii) any other asset, interest or right to the extent the grant of a security interest therein (A) is prohibited by or would not be effective under applicable Requirements of Law or (B) would require a consent, approval, license or authorization from a Governmental Authority.

"Governmental Authority": any nation or government or any state or other political subdivision thereof, including any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government.

"Issuers": the collective reference to OpCo and any other Restricted Subsidiary of the Borrower.

"OpCo": Southern Star Central Gas Pipeline, Inc., a Delaware corporation and the wholly owned direct operating Subsidiary of the Borrower.

"Person": an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Pledge Agreement": this Pledge Agreement, as amended, supplemented or otherwise modified from time to time.

"Pledged Stock": all Capital Stock of the Issuers owned by the Pledgor on the date hereof or issued or acquired by it in the future, together with any shares, stock certificates, options or rights of any nature whatsoever in respect of such Capital Stock owned by the Pledgor, including the Capital Stock listed on Schedule 1; provided that Pledged Stock shall not include any Excluded Assets.

"Proceeds": all "proceeds" as such term is defined in Section 9-102 of the Code on the date hereof; provided that Proceeds shall not include any Excluded Assets.

"Remedy Instruction": notice delivered by the Administrative Agent, the Borrower or any of the Issuers, of the Administrative Agent's intent to exercise remedies hereunder.

"Secured Parties": collectively, (i) the Lenders, (ii) the Administrative Agent, (iii) each counterparty to a Specified Swap Agreement entered into with the Pledgor if such counterparty was a Lender at the time such Specified Swap Agreement was entered into and (iv) the successors and permitted assigns of each of the foregoing.

SECTION 2

GRANT OF SECURITY INTEREST.

2.1.   Pledge; Grant of Security Interest. The Pledgor hereby grants to the Administrative Agent, its successors and assigns, for the ratable benefit of the Secured Parties, a security interest in all of the Pledgor's right, title and interest in the Collateral, as collateral security for the prompt and complete payment when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations.

2.2.   Stock Powers; Endorsements. Concurrently with the delivery to the Administrative Agent of each certificate representing one or more shares of Pledged Stock, the Pledgor shall deliver an undated stock power covering such certificate, duly executed in blank by the Pledgor.

SECTION 3

REPRESENTATIONS AND WARRANTIES; COVENANTS

3.1.   Representations and Warranties. The Pledgor represents and warrants as of the date hereof that:

(a)   the shares of Pledged Stock listed on Schedule 1 constitute all of the issued and outstanding shares of all classes of the Capital Stock of OpCo;

(b)   all the shares of Pledged Stock have been duly and validly issued and are fully paid and nonassessable; and

(c)   the Pledgor is the record and beneficial owner of, and has good title to, the Pledged Stock, free of any and all Liens or options in favor of any other Person, except the Lien created by this Pledge Agreement; and

(d)   upon delivery to the Administrative Agent of the stock certificates evidencing the shares of Pledged Stock together with instruments of transfer duly endorsed in blank, this Pledge Agreement will create a perfected security interest in such stock certificates to the extent perfection is governed by the Uniform Commercial Code as in effect in any applicable jurisdiction, prior and superior in right to any Person.

3.2.   Covenants. The Pledgor covenants and agrees with the Administrative Agent and the Lenders, that, from and after the date of this Pledge Agreement until the Obligations are paid in full and the Commitments are terminated:

(a)   If the Pledgor shall receive any stock certificate constituting Pledged Stock (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), whether in addition to, in substitution of, as a conversion of, or in exchange for, or otherwise in respect of, any Pledged Stock or otherwise, the Pledgor shall accept the same as the agent of the Administrative Agent and the Secured Parties, hold the same in trust for the Administrative Agent and the Secured Parties and deliver the same forthwith to the Administrative Agent in the exact form received, together with an undated stock power covering such Certificated Securities duly executed in blank by the Pledgor to be held by the Administrative Agent, subject to the terms hereof, as additional collateral security for the Obligations and to the extent not already a signatory hereto, cause the Issuer of such Pledged Stock to execute an acknowledgement and consent in form and substance satisfactory to the Administrative Agent pursuant to which such Issuer will agree to be bound by the terms of this Pledge Agreement to the extent such terms and conditions are applicable to it.

(b)   Without the prior written consent of the Administrative Agent, the Pledgor will not (i) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Collateral, or (ii) create, incur or permit to exist any Lien or option in favor of any Person with respect to, any of the Collateral, or any interest therein, except for the Lien provided for by this Pledge Agreement and Liens of the type described in subsections 7.3(a) and (b) of the Credit Agreement.

(c)   At any time and from time to time, upon the written request of the Administrative Agent, and at the sole expense of the Pledgor, the Pledgor will promptly and duly execute and deliver such further instruments and documents and take such further actions as the Administrative Agent may reasonably request in order to perfect any security interest granted or purported to be granted hereby in the Collateral or to enable the Administrative Agent to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

(d)   The Pledgor agrees to pay, and to save the Administrative Agent and the Secured Parties harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other similar taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Pledge Agreement.

SECTION 4

REMEDIAL PROVISIONS

4.1.   Dividends; Voting Rights. (a) Unless an Event of Default shall have occurred and be continuing and the Administrative Agent shall (unless such Event of Default is an Event of Default specified in subsection 8(f)(i) or 8(f)(ii) of the Credit Agreement, in which case no such notice need be given) have given notice to the Pledgor of the Administrative Agent's intent to exercise its rights under subsection 4.2, the Pledgor shall be entitled (i) to receive and retain all dividends, payments and all other distributions made, or other Proceeds paid, in respect of the Pledged Stock, to the extent permitted in the Credit Agreement, and (ii) to exercise all voting and other rights and power inuring to an owner of Pledged Stock or any part thereof, provided that no vote shall be cast or other right or power exercised or other action taken which would result in a violation of any provision of the Credit Agreement, the Pledge Agreement or any other Loan Document.

4.2.   <u>Rights of the Lenders and the Administrative Agent</u>. Upon the occurrence and during the continuance of an Event of Default and upon receipt from the Administrative Agent of a Remedy Instruction that has not been revoked or rescinded, upon written notice to the Pledgor:

(a)   the Administrative Agent shall have the right to receive any and all dividends, payments or other Proceeds paid in respect of the Pledged Stock and make application thereof to the Obligations in accordance with subsection 4.3 hereof. Any and all Proceeds received by the Administrative Agent hereunder shall be retained in a collateral account maintained under the sole dominion and control of the Administrative Agent, subject to withdrawal by the Administrative Agent only as provided in subsection 4.3 hereof.

(b)   the Administrative Agent shall have the right to have any or all of the Pledged Stock registered in the name of the Administrative Agent or its nominee, and the Administrative Agent or its nominee may thereafter exercise (A) all voting and other rights and powers inuring to the owner of Pledged Stock at any meeting of shareholders of the Issuers or otherwise and (B) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Pledged Stock as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Stock upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate structure of the Issuers, or upon the exercise by the Pledgor or the Administrative Agent of any right, privilege or option pertaining to such Pledged Stock, and in connection therewith, the right to deposit and deliver any and all of the Pledged Stock with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Administrative Agent may determine), all without liability except to account for property actually received by it and except for its gross negligence, bad faith or willful misconduct or a material breach of any Loan Document by the Administrative Agent, <u>provided</u> <u>that</u> the Administrative Agent shall have no right to prevent any dividends, payments or other distributions with respect to the Pledged Stock to the extent such distributions are intended for uses permitted by subsection 7.6 of the Credit Agreement. The Administrative Agent shall have no duty to the Pledgor to exercise any of the rights, privileges or options provided by this subsection 4.2(b) and shall not be responsible for any failure to do so or delay in so doing.

(c)   The rights of the Administrative Agent and the Secured Parties hereunder shall not be conditioned or contingent upon the pursuit by the Administrative Agent or any Secured Party of any right or remedy against the Issuers or against any other Person which may be or become liable in respect of all or any part of the Obligations or against any collateral security therefor, guarantee therefor or right of set-off with respect thereto. Neither the Administrative Agent nor any Secured Party shall be liable for any failure to demand, collect or realize upon all or any part of the Collateral or for any delay in doing so, except to the extent that such failure constitutes gross negligence or willful misconduct, nor shall the Administrative Agent be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Pledgor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

4.3.   Application of Proceeds. (a) At any time after the occurrence and during the continuance of an Event of Default and upon receipt from the Administrative Agent of a Remedy Instruction that has not been revoked or rescinded, the Administrative Agent may apply all or any part of Proceeds held in any collateral account established in accordance with subsection 4.2 hereof in payment of the Obligations in accordance with subsection 4.3(b) hereof, and any part of such funds which the Administrative Agent elects not so to apply and deems not required as collateral security for the Obligations shall be paid over from time to time by the Administrative Agent to the Pledgor or to whomsoever may be lawfully entitled to receive the same. After the earlier to occur of (i) the cure or waiver of all Events of Default, and (ii) the payment in full of all Revolving Loans and other Obligations then due and payable and the termination or expiration of the Letters of Credit and the Commitments, the Administrative Agent shall promptly pay to the Pledgor or to whomsoever may be lawfully entitled to receive the same all Proceeds held in any such collateral account.

(b)   If an Event of Default shall occur and be continuing and the Administrative Agent shall have delivered a Remedy Instruction that has not been revoked or rescinded, the Administrative Agent, on behalf of the Secured Parties, may exercise, in addition to all other rights and remedies granted in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a secured party under the Code or any other applicable law. Without limiting the generality of the foregoing, the Administrative Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon the Pledgor, the Issuers, or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived, to the extent permitted by law), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, give option or options to purchase or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange or broker's board or office of the Administrative Agent or any Secured Party or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Administrative Agent or any Secured Party shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free, to the extent permitted by law, of any right or equity of redemption in the Pledgor, which right or equity is hereby, to the extent permitted by law, waived or released. The Administrative Agent shall hold any Proceeds hereunder for the benefit of the Secured Parties as collateral security for the Obligations (whether matured or unmatured), and/or the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, may then or at any time thereafter, in the sole discretion of the Administrative Agent, be applied by the Administrative Agent, subject to the provisions of subsection 2.11 of the Credit Agreement, against the Obligations then due and owing in the following order of priority:

FIRST, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (in its capacity as such hereunder, under the Credit Agreement or any other Loan Document) in connection with such collection or sale or otherwise in connection with this Agreement or any of the Obligations, including all court costs and the fees and expenses of its agents and legal counsel, the repayment of all advances made by the Administrative Agent hereunder, under the Credit Agreement or any other Loan Document on behalf of any Grantor and any other costs or expenses incurred in connection with the exercise of any right or remedy hereunder, under the Credit Agreement or any other Loan Document;

SECOND, to the payment of all other Obligations (the amounts so applied to be distributed pro rata among the Secured Parties in accordance with the amounts of the Obligations then due and owing and remaining unpaid to the Secured Parties in respect of the Obligations on the date of any such distribution); and

THIRD, to the Pledgor or its successors or assigns, or as a court of competent jurisdiction may otherwise direct; and

FOURTH, any balance remaining after the Obligations (other than Obligations under or in respect of Specified Swap Agreement or contingent indemnity and reimbursement obligations not then due or payable) shall have been paid in full, no Letters of Credit shall be outstanding and the Commitments shall have terminated shall be paid over to the the Issuers or to whomsoever may be lawfully entitled to receive the same.

If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition.

The Administrative Agent shall have absolute discretion as to the time of application of any such proceeds, moneys or balances in accordance with this Pledge Agreement. Upon any sale of the Collateral by the Administrative Agent (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the Administrative Agent or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Administrative Agent or such officer or be answerable in any way for the misapplication thereof.

4.4. Registration Rights; Private Sales. (a) If the Administrative Agent shall determine to exercise its right to sell any or all of the Pledged Stock pursuant to subsection 4.3 hereof, and if in the reasonable opinion of the Administrative Agent it is necessary to have the Pledged Stock registered under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Pledgor will cause the Issuers to (i) execute and deliver, and cause the directors and officers of the Issuers to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts as may be, in the reasonable opinion of the Administrative Agent, necessary to register the Pledged Stock under the provisions of the Securities Act, (ii) use reasonable efforts to cause the registration statement relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the Pledged Stock, or that portion thereof to be sold, and (iii) make all amendments thereto and/or to the related prospectus that, in the reasonable opinion of the Administrative Agent, are necessary, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto. The Pledgor agrees to cause the Issuers to comply with the provisions of the securities or "Blue Sky" laws of any and all jurisdictions that the Administrative Agent shall designate and to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) that will satisfy the provisions of Section 11(a) of the Securities Act.

(b)   The Pledgor recognizes that the Administrative Agent may be unable to effect a public sale of any or all the Pledged Stock by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers that will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof.   The Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale. The Administrative Agent shall be under no obligation to delay a sale of any of the Pledged Stock for the period of time necessary to permit the Issuers to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if the Issuers would agree to do so.

(c)   The Pledgor further agrees to use reasonable efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Stock pursuant to this subsection 4.4 valid and binding and in compliance with any and all other applicable Requirements of Law. The Pledgor further agrees that a breach of any of the covenants contained in this subsection 4.4 will cause irreparable injury to the Administrative Agent and the Lenders, that the Administrative Agent and the Lenders have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this subsection 4.4 shall be specifically enforceable against the Pledgor, and the Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred and is continuing under the Credit Agreement or that no Remedy Instruction has been delivered.

SECTION 5

THE ADMINISTRATIVE AGENT

5.1.   Limitation on Duties Regarding Collateral. The Administrative Agent's sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the Code or otherwise, shall be to deal with it in the same manner as the Administrative Agent deals with similar securities and property for its own account. Neither the Administrative Agent nor any Lender nor their respective directors, officers, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so (except to the extent the same constitutes gross negligence or willful misconduct) or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Pledgor or otherwise.

5.2.   Authority of Administrative Agent. The Pledgor acknowledges that the rights and responsibilities of the Administrative Agent under this Pledge Agreement with respect to any action taken by the Administrative Agent or the exercise or non-exercise by the Administrative

Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Pledge Agreement shall, as between the Administrative Agent and the Secured Parties, be governed by the Credit Agreement and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Administrative Agent and the Pledgor, the Administrative Agent shall be conclusively presumed to be acting as agent for the Secured Parties with full and valid authority so to act or refrain from acting, and neither the Pledgor nor the Issuers shall be under any obligation, or entitlement, to make any inquiry respecting such authority.

SECTION 6

MISCELLANEOUS

6.1.   Amendments in Writing. Subject to the terms of the Credit Agreement, the terms or provisions of this Pledge Agreement may be waived, amended, supplemented or otherwise modified by a written instrument executed by the Pledgor, the Issuers and the Administrative Agent.

6.2.   Notices. All notices, requests and demands under this Pledge Agreement shall be given in accordance with subsection 10.2 of the Credit Agreement. Any notice, request or demand to be given to the Pledgor or the Issuers shall be given in care of ("c/o") the Borrower at the Borrower's address or transmission number specified in or pursuant to such subsection 10.2 of the Credit Agreement.

6.3.   No Waiver by Course of Conduct; Cumulative Remedies. Neither the Administrative Agent nor any Secured Party, the Issuers nor the Pledgor shall by any act (except by a written instrument pursuant to this subsection 6.3), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default. Neither a failure to exercise nor any delay in exercising, on the part of the Administrative Agent, any Secured Party, the Issuers or the Pledgor any right, power or privilege hereunder or under any Loan Document shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder or under any Loan Document shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Administrative Agent, any Secured Party, the Issuers or the Pledgor of any right or remedy hereunder or under any Loan Document on any one occasion shall not be construed as a bar to any right or remedy which the Administrative Agent, any Secured Party, the Issuers or the Pledgor would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

6.4.   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Pledgor, the Administrative Agent and the Secured Parties.

6.5.   Counterparts. This Pledge Agreement may be executed by one or more of the parties to this Pledge Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Pledge Agreement by electronic communication or telecopy transmission shall be effective as delivery of a manually executed counterpart hereof. The effectiveness of this Pledge Agreement and any such signatures shall, subject to applicable law, have the same force and effect as the manually executed originals and shall be binding on the Pledgor, the Administrative Agent and the Secured Parties. A set of the copies of this Pledge Agreement signed by all the parties shall be lodged with the Issuers and the Administrative Agent.

6.6.   Severability. Any provision of this Pledge Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

6.7.   Integration. This Pledge Agreement represents the entire agreement of the Pledgor and the Administrative Agent with respect to the subject matter hereof and there are no promises, undertakings, representations or warranties by the Pledgor, the Administrative Agent or any other Secured Party relative to the subject matter hereof not reflected or referred to herein.

6.8.   **GOVERNING LAW. THIS PLEDGE AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS PLEDGE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

6.9.   Submission To Jurisdiction; Waivers. Each party hereto hereby irrevocably and unconditionally:

(a)   submits for itself and its property in any legal action or proceeding relating to this Pledge Agreement and the other Loan Documents to which it is a party or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the Courts of the State of New York in the Borough of Manhattan, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(b)   consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c)   agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address referred to in subsection 6.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(d)   agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(e)   waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this subsection 6.9 any special, exemplary, punitive or consequential damages.

6.10.   Acknowledgments. Each party hereto hereby acknowledges that:

(a)   it has been advised by counsel in the negotiation, execution and delivery of this Pledge Agreement;

(b)   neither the Administrative Agent nor any Secured Party has any fiduciary relationship with or duty to the Pledgor arising out of or in connection with this Pledge Agreement or any of the other Loan Documents and the relationship between Administrative Agent and Secured Parties, on one hand, and the Pledgor, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c)   no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Secured Parties or among the Pledgor and the Secured Parties.

6.11.   **WAIVERS OF JURY TRIAL. THE PLEDGOR, THE ISSUERS AND THE ADMINISTRATIVE AGENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.**

6.12.   Section Headings. The Section headings used in this Pledge Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

6.13.   Irrevocable Authorization and Instruction to the Issuers. The Pledgor hereby authorizes and instructs the Issuers to comply with any instruction received by it from the Administrative Agent in writing that (a) states that an Event of Default has occurred and is continuing and that a Remedy Instruction has been delivered and has not been revoked or rescinded and (b) is otherwise in accordance with the terms of this Pledge Agreement, without any other or further instructions from the Pledgor, and the Pledgor agrees that the Issuers shall be fully protected in so complying. The Administrative Agent agrees that any instructions given by it to the Issuers under this subsection 6.13 shall be in accordance with this Pledge Agreement.

6.14.   Releases. Notwithstanding anything herein to the contrary, at such time as the Revolving Loans, the Reimbursement Obligations and the other Obligations (other than Obligations under or in respect of Specified Swap Agreements and contingent indemnity and reimbursement obligations not then due and payable) then due and payable shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding (or shall have been cash-collateralized in a manner reasonably acceptable to the Administrative Agent), the Collateral shall automatically be released from the Liens created hereby, and this Pledge Agreement and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and the Pledgor hereunder shall automatically terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall automatically revert to the Pledgor. Promptly following any such termination and at the sole expense of the Pledgor, the Administrative Agent shall deliver to the Pledgor any and all Collateral held by the Administrative Agent hereunder, and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned has caused this Pledge Agreement to be duly executed and delivered as of the date first above written.

SOUTHERN STAR CENTRAL CORP.

By: _____
    Name: Susanne Harris
    Title: Chief Financial Officer and
                Treasurer

ACKNOWLEDGED AND AGREED AS
OF THE DATE HEREOF BY:

ROYAL BANK OF CANADA,
as Administrative Agent



By: _____
    Name: Ann Hurley
    Title: Manager, Agency

ACKNOWLEDGEMENT AND CONSENT

Southern Star Central Gas Pipeline, Inc. hereby acknowledges receipt of a copy thereof and agrees to be bound thereby and to comply with the terms thereof insofar as such terms are applicable to it. Southern Star Central Gas Pipeline, Inc. further agrees that the terms of subsection 4.4(c) of the Pledge Agreement shall apply to it, _mutatis mutandis_, with respect to all actions that may be required of it under or pursuant to or arising out of subsection 4.4 of the Pledge Agreement.

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By: _____
    Name: Susanne Harris
    Title: Chief Financial Officer and Treasurer

SCHEDULE 1
To Stock
Pledge Agreement

DESCRIPTION OF PLEDGED STOCK

Issuer	Class of Stock	Stock Certificate No.	No. of Shares	% of Issued Shares
Southern Star Central Gas Pipeline, Inc.	Common Stock	35	1000	100%